Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On March 18, 2018, KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”), Tiburon Merger Sub Technologies Ltd., a company organized under the laws of the State of Israel and an indirect wholly owned subsidiary of KLA-Tencor (“Merger Sub”), and Orbotech Ltd., a company organized under the laws of the State of Israel (“Orbotech”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, the acquisition of Orbotech will be accomplished through a merger of Merger Sub with and into Orbotech (the “Merger”) with Orbotech surviving the Merger.

Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, at the effective time of the Merger (the “Effective Time”), each ordinary share of Orbotech (the “Orbotech Shares”) issued and outstanding immediately prior to the Effective Time (other than shares of Orbotech Common Stock owned by KLA-Tencor, Orbotech, or any direct or indirect wholly owned subsidiary of KLA-Tencor or Orbotech immediately prior to the Effective Time) will be cancelled and extinguished and automatically converted into the right to receive a combination of (A) $38.86 in cash, without interest plus (B) 0.25 of a validly issued, fully paid and nonassessable share of the common stock of KLA-Tencor, par value $0.001 per share (“KLA-Tencor Common Stock”).

The Board of Directors of KLA-Tencor and the Board of Directors of Orbotech (the “Board”) have approved the Merger and the Merger Agreement. The transaction is subject to customary closing conditions of transactions between public United States and Israeli companies, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, clearance or approval by certain other antitrust or competition authorities in other jurisdictions, the effectiveness of a registration statement on Form S-4 registering the shares of KLA-Tencor Common Stock to be issued in connection with the Merger, approval by the holders of a majority of the Orbotech Shares voting at a meeting (the “Shareholder Approval”) and approval by certain Israeli governmental authorities. The transaction is not subject to any financing condition.

The Merger Agreement contains customary representations, warranties and covenants of Orbotech, KLA-Tencor and Merger Sub, including, without limitation, those described herein.

Orbotech and KLA-Tencor have each agreed to carry on their respective businesses in all material respects in the ordinary course in substantially the same manner as heretofore conducted until the earlier of the termination of the Merger Agreement and the Effective Time.

In addition, Orbotech has agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal. Orbotech has also agreed not to furnish non-public information to, or, subject to certain exceptions, participate or engage in negotiations with, third parties regarding an acquisition proposal. Notwithstanding these restrictions, prior to the receipt of the Shareholder Approval, Orbotech may under certain circumstances provide non-public information to and participate in negotiations with third parties with respect to unsolicited bona fide written acquisition proposals.

Prior to obtaining the Shareholder Approval, the Board may, among other things, change its recommendation that the shareholders approve the Merger Agreement or terminate the Merger Agreement to enter into a definitive written agreement providing for a superior proposal, subject to complying with notice and other specified conditions, including negotiating with KLA-Tencor in good faith modifications to the terms and conditions of the Merger Agreement and the payment of a termination fee of $125 million.

The Merger Agreement contains certain termination rights for both KLA-Tencor and Orbotech, including, among others, the right of (i) Orbotech to terminate the Merger Agreement in order to enter into a definitive written agreement for an acquisition proposal that constitutes a superior proposal and (ii) KLA-Tencor to terminate the Merger Agreement as a result of the Board changing its recommendation that shareholders approve the Merger Agreement. The Merger Agreement also provides that under specified circumstances (including those in the immediately preceding sentence), Orbotech may be required to pay KLA-Tencor a termination fee of $125 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. We encourage you to read the Merger Agreement for a more complete understanding of the transaction. The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any factual information about KLA-Tencor, Merger Sub or Orbotech.

This report on Form 6-K, including the exhibit attached hereto, is filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

No Offer or Solicitation

This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2017 and quarterly report on Form 10-Q for the quarter ended December 31, 2017. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017.

Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor, on KLA-Tencor’s Investor Relations page (ir.KLA-Tencor.com) or by writing to KLA-Tencor, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech, on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

EXHIBITS

Exhibit #	Description

99.1	Agreement and Plan of Merger, dated as of March 18, 2018, by and among KLA-Tencor Corporation, Tiburon Merger Sub Technologies Ltd., and Orbotech Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Alon Rozner

Alon Rozner
Corporate Vice President and Chief Financial Officer

Date: March 21, 2018

Exhibit 99.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

KLA-TENCOR CORPORATION

TIBURON MERGER SUB TECHNOLOGIES LTD.

and

ORBOTECH LTD.

Dated March 18, 2018

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger (this “Agreement”) is dated March 18, 2018, among KLA-Tencor Corporation, a Delaware corporation (“Parent”), Tiburon Merger Sub Technologies Ltd., a company organized under the Laws of the State of Israel and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Orbotech Ltd., a company organized under the Laws of the State of Israel (the “Company,” and together with Parent and Merger Sub, the “Parties”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS

A. The Parties intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become an indirect wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

B. It is proposed that upon the consummation of the Merger, each Ordinary Share, nominal (par) value NIS 0.14 per share, of the Company (each, a “Company Share”), that is then issued and outstanding will thereupon be cancelled and converted into the right to receive (i) cash, without interest, in an amount equal to $38.86 (the “Cash Merger Consideration”) and (ii) 0.25 of a share of Parent Common Stock (as defined below) (the “Stock Merger Consideration,” and, together with the Cash Merger Consideration, the “Merger Consideration”), all upon the terms and subject to the conditions set forth herein.

C. The Board of Directors of the Company (the “Company Board”) unanimously has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable; (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (iii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iv) resolved to recommend that the Company shareholders approve this Agreement, the Merger and the other transactions contemplated hereby, all upon the terms and subject to the conditions set forth herein (the “Company Board Recommendation”).

D. The boards of directors of Parent and Merger Sub have (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of the Parent and Merger Sub and their stockholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options, the Company 102 Restricted Shares, the Company 102 Restricted Share Units and the Company 102 Shares.

(b) “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest from any Third Party relating to any Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition by any Third Party, directly or indirectly, of fifteen percent (15%) or more of the outstanding Company Shares, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning (as defined under Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the Company Shares; or (ii) any acquisition by any Third Party, directly or indirectly, of fifteen percent (15%) or more of the assets (including equity securities of the Company’s Subsidiaries) of the Company (on a consolidated basis with its Subsidiaries), measured at the fair market value thereof as of the last day of the Company’s last fiscal year, in the case of each of clause (i) and (ii), whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions.

(d) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e) “Antitrust Laws” means applicable U.S. and non-U.S. federal, state, local, regional, supranational or other antitrust, competition, premerger notification or trade regulation laws, regulations or Orders.

(f) “Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person.

(g) “Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2017.

(h) “Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco or banking corporations in Israel (pursuant to the directives of the Bank of Israel) are authorized or required by Applicable Law to be closed.

(i) “Business Facility” means any property including the land, improvements, soil, soil gas, indoor air, groundwater, and surface water that is or at any time has been owned, operated, occupied, controlled or leased by a Party or its Subsidiaries in connection with the operation of their respective businesses.

(j) “Cash Equivalent Consideration” means the sum of (1) the Cash Merger Consideration plus (2) the product obtained by multiplying (A) the Stock Merger Consideration by (B) the Parent Average Closing Price.

(k) “Code” means the Internal Revenue Code of 1986, as amended.

(l) “Company 102 Options” means any Company Options granted under Section 102 of the Ordinance.

(m) “Company 102 Restricted Shares” means any Company Restricted Shares granted under Section 102 of the Ordinance.

(n) “Company 102 Restricted Share Units” means any Company Restricted Share Units granted under Section 102 of the Ordinance.

(o) “Company Board Recommendation Change” means that the Company Board (or any committee thereof) shall (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; or (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal.

(p) “Company Compensatory Awards” means Company Options, Company Restricted Shares, and Company Restricted Share Units.

(q) “Company IP” means all of the Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(r) “Company Options” means any options to purchase Company Shares outstanding, whether granted under any of the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

(s) “Company Plans” means the Equity Remuneration Plan for Key Employees of the Company and its Affiliates and Subsidiaries (as amended and restated in 2005), the Company 2010 Equity-Based Incentive Plan, the Company 2015 Equity-Based Incentive Plan, and the Company Directors Annual Equity Award Plan.

(t) “Company Products” means any and all items, products and services, in each case other than Off-the-Shelf Software that is not Company Technology, marketed, sold, licensed, provided or distributed by the Company and its Subsidiaries, and refers also to (i) all associated documentation and (ii) all currently supported versions thereof, and works under development as of the date hereof and that the Company expects or intends to make available commercially within twelve (12) months following the date hereof.

(u) “Company Restricted Shares” means any Company Shares subject to vesting or other lapse restrictions (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(v) “Company Restricted Share Unit” means any unit or award granted (whether granted by the Company pursuant to the Company Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) pursuant to which the holder thereof is or may become entitled to acquire one or more Company Shares or the cash equivalent thereof.

(w) “Company Shareholders” means holders of Company Shares.

(x) “Company Technology” means Technology for which the underlying Intellectual Property Rights are Company IP.

(y) “Confidential Technology” means Source Code and other Technology embodied in or related to the Company Products or the Parent Products, as applicable, that is preserved as a Trade Secret or is otherwise confidential.

(z) “Continuing Employees” means all employees of the Company or its Subsidiaries who are employed by the Company or its Subsidiaries immediately prior to the Effective Time, who continue their employment from and after the Effective Time with the Parent or any Subsidiary of Parent (including, after the Effective Time, the Company and its Subsidiaries) or, outside the U.S., who remain or become as of the Effective Time employees of the Company, its Subsidiaries, Parent or any Subsidiary of Parent as required by Applicable Law.

(aa) “Contract” means any contract, subcontract, agreement, binding commitment, note, bond, mortgage, indenture, lease, license, sublicense, franchise or other legally binding instrument, obligation or arrangement, whether oral or in writing.

(bb) “DOJ” means the United States Department of Justice, or any successor thereto.

(cc) “DOL” means the United States Department of Labor, or any successor thereto.

(dd) “Effective Time Holder” means a Company Shareholder as of immediately prior to the Effective Time.

(ee) “Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all other employment, consulting and independent contractor agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or arrangements (whether or not in writing) maintained or contributed to for the benefit of or relating to any current or former employee, consultant or independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company or any of its Subsidiaries has or may have any Liability; provided, however, the term “Employee Plans” shall not include any plan, program, agreement, contract, policy or arrangement mandated by Applicable Law.

(ff) “Environmental Law” means any Applicable Law that relates to pollution, protection of human health or safety (as it relates to exposure to hazardous or toxic substances) or the environment, or that prohibits, regulates or controls any Hazardous Material or any Hazardous Material Activity, including the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the United States Resource Recovery and Conservation Act of 1976, the United States Federal Water Pollution Control Act, the United States Clean Air Act, the United States Hazardous Materials Transportation Act, the United States Clean Water Act, the United States Occupational Safety and Health Act, the European Union Directive 2002/96/EC on waste electrical and electronic equipment (“WEEE Directive”), the European Union (“E.U.”) Directives 2002/95/EC and 2011/65/EU on the restriction on the use of hazardous substances (collectively, the “E.U. RoHS Directives”), the Chinese Administrative Measures on the Control of Pollution Caused by Electronic Information Products (“China RoHS”), the European Commission Regulation 1907/2006 (“REACH”), and other similar Applicable Laws.

(gg) “Environmental Permit” means any approval, permit, registration, certification, license, clearance or consent required to be obtained from any private person or any Governmental Entity with respect to a Hazardous Materials Activity that is or was conducted by the Company or any of its Subsidiaries or by Parent or any of its Subsidiaries, as applicable.

(hh) “ERISA” means the United States Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(ii) “ERISA Affiliate” means any Person under common control with the Company or that, together with the Company or any of its Subsidiaries, would be treated as a single employer with the Company or any of its Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code and the regulations promulgated thereunder.

(jj) “Exchange Act” means the United States Securities Exchange Act of 1934.

(kk) “Exchange Ratio” means the sum of: (i) the Stock Merger Consideration plus (ii) the quotient obtained by dividing (A) the Cash Merger Consideration by (B) the Parent Average Closing Price.

(ll) “Form S-4” means the registration statement on Form S-4 to be filed by Parent with the SEC in connection with the issuance by Parent of the Stock Merger Consideration.

(mm) “FTC” means the United States Federal Trade Commission, or any successor thereto.

(nn) “Government Grant” means any grant, incentive, subsidy, award, participation, exemption, status or other benefit from any Governmental Entity granted to, provided to, or enjoyed by the Company or Parent, as applicable, including by or on behalf of or under the authority of the OCS, the Investment Center or the BIRD Foundation, as applicable.

(oo) “Governmental Entity” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether U.S., Israeli or other.

(pp) “Hazardous Material” means (i) petroleum and petroleum products, including crude oil and any fractions thereof, natural gas, synthetic gas and any mixtures thereof, polychlorinated biphenyls, friable asbestos, ozone-depleting substances and radon and (ii) any other material, chemical, emission, substance or waste for which liability or standards of conduct are imposed or that has been regulated, by any applicable Governmental Entity on the basis of being radioactive, toxic, hazardous, a pollutant or a contaminant.

(qq) “Hazardous Materials Activity” means the transportation, transfer, recycling, collection, labeling, packaging, storage, use, treatment, manufacture, removal, disposal, remediation, release, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material.

(rr) “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(ss) “Innovation Law” shall mean the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (formerly known as the Israeli Encouragement of Research and Development in Industry Law, 1984), and all rules and regulations thereunder.

(tt) “Intellectual Property Rights” means the rights associated with or arising out of any of the following: (i) U.S., E.U., Israeli and other patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof (“Patents”); (ii) trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable) (“Trade Secrets”); (iii) U.S., E.U., Israeli and other copyrights, mask work rights and all other rights with respect to works of authorship, and all registrations thereof and applications therefor (“Copyrights”); (iv) trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (v) Internet domain name registrations (“Domain Names”); and (vi) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

(uu) “International Employee Plan” means any Employee Plan that is maintained in any non-U.S. jurisdiction.

(vv) “Intervening Event” means any material Effect occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Requisite Shareholder Approval, and that was not known to the Company Board or Company management as of or prior to the date of this Agreement or, if known, the probability or magnitude of the consequences were not known. “Intervening Event” shall exclude any Effect related to: (i) any Acquisition Proposal; (ii) the fact that the Company meets or exceeds published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of such fact may be taken into consideration); (iii) the failure of Parent to meet or exceed published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of such failure may be taken into consideration); or (iv) any change in the market price or change in the trading volume of the Company Shares or the shares of Parent Common Stock, in and of itself (it being understood that the underlying cause of any such change may be taken into consideration).

(ww) “Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

(xx) “IRS” means the United States Internal Revenue Service, or any successor thereto.

(yy) “knowledge” of the Company means the actual knowledge of each executive officer of the Company set forth in Section 1.1(yy) of the Company Disclosure Letter.

(zz) “knowledge” of Parent means the actual knowledge of each executive officer of Parent set forth in Section 1.1(zz) of the Parent Disclosure Letter.

(aaa) “Law” means international, national, federal, state, local, municipal or other law (statutory, common or otherwise), constitution, treaty, convention, resolution, ordinance, directive, code, edict, decree, rule, regulation, ruling or other similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case as amended, unless expressly specified otherwise.

(bbb) “Legal Proceeding” means any action, claim, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private), hearing, audit, examination or investigation by or before any Governmental Entity or any arbitrator or arbitration panel.

(ccc) “Liabilities” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP).

(ddd) “Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(eee) “Material Adverse Effect” with respect to any Person means any fact, event, violation, condition, occurrence, inaccuracy, circumstance, change, development, effect or other matter (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist or have occurred prior to or at the date of determination of the occurrence of the Material Adverse Effect, is or would reasonably be expected to (i) be materially adverse to the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; or (ii) prevent, materially delay or materially impair the ability of such Person or its Subsidiaries to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, it being understood that, solely with respect to clause (i) above, in no event shall any Effect resulting from any of the following, either alone or in combination, be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) general economic conditions in the United States, Israel or any other country or region in the world; (B) general conditions in the industries in which such Person or any of its Subsidiaries conduct business; (C) changes in foreign exchange and currency rates (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations); (D) changes in U.S. GAAP or other accounting standards (or the interpretation thereof) or changes in Law or other legal or regulatory conditions (or the interpretation thereof); (E) political conditions (or changes in such conditions) in Israel, the U.S. or any other country or region in the world, or acts of war (whether declared or not declared), armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the U.S. or any other country or region in the world; (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the U.S. or any other country; (G) the public announcement of discussions among the Parties regarding a potential Merger, the public announcement, execution, delivery or performance of this Agreement, or the identity of Parent and Merger Sub; (H) with respect to the Company, any of the matters disclosed in Section 1.1 of the Company Disclosure Letter or the impacts thereof; (I) any actions (or omissions) such Person has taken (or not taken) with the consent of the other Party or as required to comply with the terms of this Agreement (other than actions required solely by Section 5.1 (in the case of the Company) without giving effect to any consent thereunder, and actions required solely by Section 5.3 (in the case of Parent) without giving effect to any consent thereunder); (J) any failure by such Person to meet published analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause of any such failure may be taken into consideration); (K) any decline in the market price or change in the trading volume of the Company Shares (with respect to the Company) or the shares of Parent Common Stock (with respect to Parent), in and of itself (it being understood that the underlying cause of any such failure may be taken into consideration) or (L) any Legal Proceeding made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent arising out of the Merger or in connection with the transactions contemplated by this Agreement, except, in the case of each of clauses (A) through (F), to the extent such Effects disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries and geographies in which such Person operates.

(fff) “Nasdaq” means the Nasdaq Global Select Market.

(ggg) “Net Share” means, with respect to a Cancelled Option, the quotient obtained by dividing (i) the product of (A) the excess, if any, of the Cash Equivalent Consideration over the per share exercise price of such Cancelled Option, multiplied by (B) the number of Company Shares subject to such Cancelled Option, by (ii) the Cash Equivalent Consideration.

(hhh) “Object Code” means computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

(iii) “OCS” means the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

(jjj) “OCS Notice” means the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger required to be submitted to the OCS in connection with the Merger in accordance with the Innovation Law.

(kkk) “Off-the-Shelf Software” means any Software generally available non non-discriminatory terms.

(lll) “Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ or assessment issued, enacted, adopted, promulgated or applied by any Governmental Entity or arbitrator that is binding on or applicable to such Person or its property under Applicable Law.

(mmm) “Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder.

(nnn) “Parent Average Closing Price” means the volume-weighted average of the trading prices on the Nasdaq of shares of Parent Common Stock (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) for the ten (10) most recent days ending on (and including) the last trading day immediately prior to the date on which the Effective Time occurs.

(ooo) “Parent Balance Sheet” means the audited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2017.

(ppp) “Parent Common Stock” means shares of common stock, par value $0.001 per share, of Parent.

(qqq) “Parent IP” means all of the Intellectual Property Rights owned by Parent or any of its Subsidiaries.

(rrr) “Parent OCS Undertaking” means the written undertaking to be bound by and to comply with the provisions of the Innovation Law that Parent is required to execute and deliver to the OCS in connection with the Merger.

(sss) “Parent Products” means any and all items, products and services, in each case other than Off-the-Shelf Software that is not Parent Technology, marketed, sold, licensed, provided or distributed by Parent and its Subsidiaries, and refers also to (i) all associated documentation, and (ii) all currently supported versions thereof, and works under development as of the date hereof and that Parent expects or intends to make available commercially within twelve (12) months following the date hereof.

(ttt) “Parent Restricted Stock Unit” means any unit or award granted (whether granted by Parent pursuant to the Parent Stock Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more Parent Common Stock or the cash equivalent thereof upon such holder’s continued service with or employment by Parent or any of its Subsidiaries and/or upon the satisfaction or attainment of one or more performance milestones.

(uuu) “Parent Stock Plans” means the Parent 2004 Equity Incentive Plan (as amended and restated as of August 7, 2014) and the 1998 Outside Director Option Plan.

(vvv) “Parent Technology” means Technology for which the underlying Intellectual Property Rights are Parent IP.

(www) “Permitted Liens” means (i) Liens disclosed on the Balance Sheet or the Parent Balance Sheet, as applicable, or notes thereto; (ii) Liens for Taxes not yet due and payable or Taxes being contested in good faith through appropriate proceedings and for which accruals or reserves have been established in accordance with U.S. GAAP on the Financial Statements; (iii) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like liens or other similar encumbrances arising or incurred in the ordinary course of business; (iv) Liens required pursuant to (A) with respect to the Company, the credit agreement entered into by SPTS Technologies Group Limited in order to secure the obligations thereunder and (B) with respect to Parent, Parent’s revolving credit agreement in order to secure the obligations thereunder, if any; (v) Liens that would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used; (vi) statutory or common law Liens to secure landlords, lessors or renters under leases or rental agreements; (vii) Liens imposed on the underlying fee interest in leased real property; (viii) any zoning, land use, covenants, conditions and restrictions, matters that would be shown by a real property survey or similar matters affecting the Company’s or Parent’s real property, as applicable; (ix) restrictions on transferability of securities imposed by applicable securities Laws; (x) in respect of Intellectual Property Rights, non-exclusive licenses granted in the ordinary course of business, consistent with past practice; or (xi) Liens pursuant to any Government Grant, including pursuant to the Innovation Law or any predecessor or successor thereof.

(xxx) “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(yyy) “Public Software” means any Software that is distributed or made available under the terms of a license that meets the definition of “Open Source” promulgated by the Open Source Initiative (“OSI”), available online at http://www.opensource.org/osd.html, or that is otherwise OSI-approved or categorized by the Free Software Foundation as free (each, an “Open Source License”).

(zzz) “Registered IP” means all United States, Israeli, international and other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority, including Patents, registered Trademarks, registered Copyrights, and Domain Names.

(aaaa) “Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

(bbbb) “Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002.

(cccc) “SEC” means the United States Securities and Exchange Commission.

(dddd) “Securities Act” means the United States Securities Act of 1933.

(eeee) “Securities Law” means the Israeli Securities Law, 1968.

(ffff) “Senior Management” means the positions set forth in Section 1.1(ffff) of the Company Disclosure Letter.

(gggg) “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or Object Code and (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

(hhhh) “Source Code” means computer software and code, in a form other than Object Code or machine readable form, that is stored or otherwise accessible in human readable form and designed or intended to be compiled into binary executable form prior to execution.

(iiii) “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

(jjjj) “Superior Proposal” means any bona fide, written Acquisition Proposal (with references to 15% in the definition thereof being deemed to be replaced with references to 50%), with respect to which the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel, and after taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation), as well as any counter-offer or proposal made by Parent pursuant hereto) that the proposed Acquisition Transaction is (a) more favorable to the Company and the Company’s shareholders, from a financial point of view, than the transactions contemplated by this Agreement, including the Merger (or any counter-offer or proposal made by Parent or any of its Affiliates pursuant hereto), and (b) reasonably capable of being completed, in the case of each of clause (a) and (b), taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity and financial capability of the Third Party making such Acquisition Proposal.

(kkkk) “Tax” means any and all taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(llll) “Tax Returns” means all returns, declarations, estimates, reports, statements and other documents filed or required to be filed in respect of any Taxes, including any amendments thereof or attachments thereto.

(mmmm) “Technology” means all tangible items related to, constituting, disclosing or embodying any or all of the following: any technology, information, know how, works of authorship, trade secrets, ideas, improvements, discoveries, inventions (whether or not patented or patentable), proprietary and confidential information, including technical data, show how, techniques, design rules, algorithms, routines, models, plans, methodologies, Software, firmware, computer programs (whether Source Code or Object Code), files, formulas, records, compilations, including any and all data and collections of data, databases processes, prototypes, schematics, netlists, test methodologies, development work and tools.

(nnnn) “Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives, or the Company or any of its Affiliates or Representatives.

(oooo) “Triggering Event” shall be deemed to have occurred if, prior to obtaining the Requisite Shareholder Approval, any of the following shall have occurred: (i) the Company shall have willfully breached (or be deemed, pursuant to the terms thereof, to have willfully breached) Section 6.1 or 6.2 in any material respect (without regard to whether such breach results in an Acquisition Proposal); (ii) the Company Board shall have for any reason effected a Company Board Recommendation Change; (iii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement; (iv) the Company Board (or any committee thereof) shall have for any reason approved, or recommended that the shareholders of the Company approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal), (v) the Company shall have executed or entered into any letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 6.1(b)), contemplating or otherwise relating to an Acquisition Transaction; (vi) if an Acquisition Proposal (other than an Acquisition Proposal which is a tender offer, which shall be governed by clause (viii)) has been publicly announced, the Company Board shall have failed to unconditionally reaffirm (publicly, if so requested by Parent or Merger Sub) the Company Board Recommendation within five (5) Business Days after Parent or Merger Sub delivers to the Company a request in writing to do so (other than during a Superior Proposal Notice Period or an Intervening Event Notice Period and except that the Company shall not be required to reaffirm the Company Board Recommendation more than twice in response to a single Acquisition Proposal (with any publicly announced material modifications thereto constituting a separate Acquisition Proposal)); (vii) other than in the case where an Acquisition Proposal has been publicly announced, the Company Board shall have failed to unconditionally reaffirm (publicly, if so requested by Parent or Merger Sub) the Company Board Recommendation within five (5) Business Days after Parent or Merger Sub delivers to the Company a request in writing to do so (other than during a Superior Proposal Notice Period or an Intervening Event Notice Period), with Parent and Merger Sub permitted to make such a request (in the absence of an Acquisition Proposal) up to three times; or (viii) the Company Board shall have failed to unconditionally recommend against acceptance of any tender offer or exchange offer for Company Shares within ten (10) Business Days after the commencement of such offer.

(pppp) “U.S. GAAP” means generally accepted accounting principles, as applied in the United States.

(qqqq) “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent (and, to the extent any such certificate or ruling is received prior to the Closing, the Company), that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli Law with respect to such payment or providing other instructions regarding such payment or withholding (including the deferral of any withholding or other Tax or the transfer of the withholding Tax amount to a trustee). For purposes of this definition, each of the Withholding Tax Ruling, the 104H Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) will be considered a Valid Tax Certificate, if they include such instructions, and if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

(rrrr) “WARN” means the United States Worker Adjustment Retraining Notification Act of 1988.

(ssss) “Warranties” means all obligations to service, repair (including, without limitation, to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express and implied warranties made or deemed made in connection with the provision, license or sale of Company Products.

1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement in which such terms are defined, for reference purposes as set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	2.8(d)(i)
104H Tax Ruling	6.19(c)
2017 Annual Report	Article III
Agreement	Preamble
Annual Premium	6.17(b)
Anti-Bribery Laws	3.24
Antitrust Restraint	6.7(d)
Assets	3.20
Assumed Option	6.14(c)(ii)
Assumed RSA	6.14(b)
Assumed RSU	6.14(a)
Benefits Continuation Period	6.16(b)
Cancelled Option	6.14(c)(i)
Cancelled RSU	6.14(a)
Cancelled RSU Amount	6.14(a)
Capitalization Representation	7.2(a)
Cash Merger Consideration	Recitals
Certificate of Merger	2.2
Certificates	2.8(c)(i)
Charter Documents	3.1
Claim	6.17(d)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreements	3.18(a)
Companies Registrar	2.2
Company	Preamble
Company 102 Compensatory Awards	2.8(d)(i)
Company 102 Shares	2.8(b)
Company Board	Recitals
Company Board Recommendation	Recitals

Term	Section Reference
Company Disclosure Letter	1.4
Company IP Agreements	3.21(c)
Company Registered IP	3.21(a)
Company Restricted Share Amount	6.14(b)
Company SEC Reports	3.6(a)
Company Securities	3.4(d)
Company Share	Recitals
Company Shareholders’ Meeting	6.3
Confidentiality Agreement	6.12
Consent	3.5(b)
D&O Insurance	6.17(b)
Debt Financing	6.11(a)
Effective Time	2.2
Electing Holder	6.19(c)
Electronic Delivery	9.12
Exchange Fund	2.8(b)
Exchange Fund Agent	2.8(b)
FCPA	3.24
Financing Deliverables	6.11(h)
Financing Information	6.11(h)
Financing Sources	6.11(h)
Funded International Employee Plan	3.17(b)
ICL	Recitals
Igud Mekarkein	3.15(l)
Inbound License	3.21(c)
Indemnified Parties	6.17(a)
Information Agent	2.8(a)
Insured Parties	6.17(b)
Interim Option Tax Ruling	6.19(a)
Intervening Event Notice Period	6.2(d)
Investment Center Approval	3.5(b)
ISA Offering No-Action	6.6(a)
Israeli Prospectus	6.6(b)
ITA	2.13(a)
Labor Organization	3.18(a)
Leased Real Property	3.19(b)
Leases	3.19(b)
Letter of Transmittal	2.8(c)(i)
Material Contract	3.10(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Proposal	6.4(a)(i)
Merger Proposal Submission Date	6.4(a)(iii)
Merger Sub	Preamble
Non-U.S. Employees	3.17(k)

Term	Section Reference
Option Consideration	6.14(c)(i)
Option Tax Ruling	6.19(a)
Outbound License	3.21(c)
Owned Real Property	3.19(a)
Parent	Preamble
Parent Capitalization Representation	7.3(a)
Parent Charter Documents	4.1
Parent Disclosure Letter	1.5
Parent Preferred Stock	4.6(a)
Parent SEC Reports	4.7(a)
Parent Securities	4.6(b)
Parent Specified Representations	7.3(a)
Parties	Preamble
Paying Agent	2.8(a)
Paying Agent Agreement	2.8(a)
Payor	2.13(a)
Permits	3.12
Privacy Requirements	3.21(k)
Proxy Statement	6.5(a)
Real Property	3.19(b)
Regulatory Approvals	7.1(b)
Requisite Shareholder Approval	3.3(c)
Section 14 Arrangement	3.18(b)
Significant Customer	3.10(a)(ix)
Significant Supplier	3.10(a)(x)
Specified Auditor Assistance	6.11(h)
Specified Representations	7.2(a)
Stock Merger Consideration	Recitals
Subsidiary Securities	3.2(c)
Substantial Creditors	6.4(a)(iii)D.
Superior Proposal Notice Period	6.2(c)
Surviving Company	2.1
Tail Policy	6.17(b)
Takeover Law	3.28(a)
Tax Incentive	3.15(h)
Termination Date	8.1(d)
Termination Fee Amount	8.3(b)(i)
Uncertificated Shares	2.8(c)(i)
Withholding Drop Date	2.13(b)
Withholding Tax Ruling	6.19(b)

1.3 Certain Interpretations.

(a) References to this Agreement. Unless otherwise indicated, when a reference is made in this Agreement to an Article, Section, Schedule, Annex or Exhibit, that reference is to an Article, Section, Schedule, Annex or Exhibit to this Agreement, as applicable.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Neither, etc. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) Extent. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) NIS. When used in this Agreement, references to “NIS” are references to Israeli New Shekels.

(g) Gender and Number. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(h) References to Parties. When reference is made to any Party to this Agreement or any other agreement or document, such reference includes that Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(i) References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j) Legislation. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Contract will be deemed to refer to such Contract as amended, modified or supplemented as of such date.

(k) Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with U.S. GAAP.

(l) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(m) Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is a non-Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) Summaries. No summary of this Agreement or any Exhibit, Schedule, Annex or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule, Annex or document.

(p) No Admission. The information contained in this Agreement and in the Company Disclosure Letter and the Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including any violation of Law or breach of contract. No reference to or disclosure of any item or other matter in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed, in and of itself, as an admission or representation that such item or other matter is “material” or would have a “Material Adverse Effect,” is or is not in the ordinary course of business or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or the Parent Disclosure Letter.

(q) No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(r) Made Available. Documents or other information or materials will be deemed to have been “made available” by the Company or Parent, as applicable, if such documents, information or materials have been, at least 12 hours prior to the execution and delivery of this Agreement, (i) posted to a virtual data room managed by the Company or Parent, as applicable, at Merrill Datasite and Merrill DatasiteOne, respectively; (ii) filed with or furnished to the SEC and available on EDGAR; or (iii) delivered or provided to Parent or the Company or their respective Affiliates or Representatives, as applicable.

1.4 Company Disclosure Letter. The information set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) is disclosed under separate and appropriate section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information disclosed in any numbered or lettered part of the Company Disclosure Letter (including in any appendix, annex or exhibit attached thereto) shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties of the Company that are set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that (a) such information is cross-referenced in another part of the Company Disclosure Letter or (b) the applicability of such information to another Section or subsection of this Agreement is reasonably apparent in light of the context and content of the disclosure.

1.5 Parent Disclosure Letter. The information set forth in the disclosure letter delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”) is disclosed under separate and appropriate section and subsection references that correspond to the Sections and subsections of this Agreement to which such information relates. The information disclosed in any numbered or lettered part of the Parent Disclosure Letter (including in any appendix, annex or exhibit attached thereto) shall be deemed to be an exception to (or, as applicable, a disclosure for the purposes of) the representations and warranties of Parent that are set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that (a) such information is cross-referenced in another part of the Parent Disclosure Letter or (b) the applicability of such information to another Section or subsection of this Agreement is reasonably apparent in light of the context and the content of the disclosure.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become an indirect wholly owned direct Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

2.2 The Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 2.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing, in which the parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the parties shall provide notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

2.3 The Closing. Unless this Agreement shall have been terminated in accordance with Article VIII, the consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder), of such conditions), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

2.4 Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

2.5 Memorandum and Articles of Association. At the Effective Time, the Memorandum of Association and the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall continue to be the Memorandum of Association and the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by Applicable Law.

2.6 Directors and Officers.

(a) Directors. The Parties shall take all actions necessary so that the director or directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the only director or directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b) Officers. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the only officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

2.7 Effect on Share Capital.

(a) Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time, except as set forth in Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive the Merger Consideration, without interest and less applicable Taxes required to be withheld, in each case in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder. The number of shares of Parent Common Stock to be issued to each Effective Time Holder shall be computed after aggregating all Parent Common Stock issuable for all Company Shares held by such Effective Time Holder. In lieu of any fractional shares of Parent Common Stock that otherwise would be issuable pursuant to the Merger, each Effective Time Holder who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Merger in accordance with Section 2.7(a)(i) will be paid an amount in cash (without interest) equal to (A) such fractional part of a share of Parent Common Stock multiplied by (B) the Parent Average Closing Price.

(ii) Owned Company Shares. Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Plans, or owned by the 102 Trustee on behalf of the Company, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall remain outstanding, and no Merger Consideration or any other consideration shall be due or delivered in exchange therefor.

(iii) Share Capital of Merger Sub. Each ordinary share, par value NIS 0.10 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable ordinary share, nominal value NIS 0.14 per share, of the Surviving Company, and such ordinary shares, together with the Company Shares that remain outstanding in accordance with Section 2.7(a)(ii), shall constitute the only outstanding share capital of the Surviving Company.

(b) Adjustment to Merger Consideration. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding share capital of the Company shall occur (other than an increase in the number of shares outstanding as a result of the exercise of any Company Compensatory Award in accordance with its terms), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any record date for any such purpose shall be established, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted, so as to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c) Adjustments to Stock Merger Consideration. Without limiting the other provisions of this Agreement, including Section 5.4, the Stock Merger Consideration shall automatically be adjusted to reflect appropriately the effect of (i) any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or of securities convertible into Parent Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Common Stock, or (ii) any conversion of Parent Common Stock into, or into the right to receive, cash, securities or other property, in each case with a record date occurring on or after the date hereof and prior to the Effective Time.

2.8 Payment Procedures.

(a) Exchange Fund Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Paying Agent”); (ii) enter into and deliver to the Company an agreement with the Paying Agent in a form to be agreed by the Company and Parent (“Paying Agent Agreement”); and (iii) at the request of the Company, engage an information and paying agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b) Exchange Fund. On the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent, the Information Agent, or, if the Parent so elects, the 102 Trustee or another entity reasonably acceptable to the Company (any, or any combination, of the foregoing the “Exchange Fund Agent”) for payment to (i) the holders of Company Shares (excluding Company Shares issued upon exercise of Company 102 Options or the vesting or settlement of Company 102 Restricted Shares or Company 102 Restricted Share Units (“Company 102 Shares”) and excluding any Company Shares otherwise held by the 102 Trustee); (ii) the holders of Company 102 Shares and Company 102 Compensatory Awards (other than Company 102 Compensatory Awards which are Assumed Options, Assumed RSUs or Assumed RSAs) and the holders of Company Shares and Company Compensatory Awards otherwise held by the 102 Trustee, in each case in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the 102 Trustee; and (iii) the holders of Company Compensatory Awards (other than Company 102 Compensatory Awards, Company Compensatory Awards otherwise held by the 102 Trustee, the Assumed Options, the Assumed RSA and the Assumed RSUs), in respect of which Parent shall cause payment to be made by the Exchange Fund Agent to the Company pursuant to the provisions of this Article II, (A) evidence of the shares of Parent Common Stock issuable pursuant to Section 2.7(a) or Section 6.14 in book-entry form sufficient to issue the aggregate Stock Merger Consideration; (B) by transfer of immediately available funds, an amount of cash sufficient to pay the aggregate Cash Merger Consideration; and (C) by transfer of immediately available funds, an amount of cash sufficient to make the aggregate payments in lieu of any fractional share of Parent Common Stock (such amount referenced in clauses (B) and (C), together with the evidence of book-entry shares of Parent Common Stock, the “Exchange Fund”), to which such holders of Company Shares (including Company 102 Shares) and Company Compensatory Awards (including Company 102 Compensatory Awards) become entitled under this Article II. Parent shall be responsible for all fees and expenses of the Exchange Fund Agent. The Exchange Fund, once deposited with the Exchange Fund Agent, shall, pending its disbursement to the holders of Company Shares (other than the Company 102 Shares), the Company (for the benefit of holders of Company Compensatory Awards (other than the Company 102 Compensatory Awards)) and the 102 Trustee (for the benefit of holders of Company 102 Shares and Company 102 Compensatory Awards and of any Company Shares and Company Compensatory Awards otherwise held by the 102 Trustee), be held in trust for the benefit of such holders and shall not be used for any other purpose. The Exchange Fund (if in the form of cash) shall be invested by the Exchange Fund Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated P1 or A1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Exchange Fund Agent to promptly pay the cash amounts contemplated by Section 2.7(a), Section 2.11 and Section 6.14, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to satisfy Parent’s obligations under this Article II.

(c) Payment Procedures With Respect to Company Shares.

(i) Promptly following the Effective Time, Parent and the Surviving Company shall cause the Exchange Fund Agent to mail to each holder of record, as of immediately prior to the Effective Time, of (x) a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding Company Shares and (y) uncertificated Company Shares (the “Uncertificated Shares”), in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a) and other than Company 102 Shares (A) a letter of transmittal in customary form (which shall be approved by the Company and shall specify that delivery shall be effected, and risk of loss and title to such Company Shares shall pass, only upon delivery of (1) the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) or (2) an acknowledgment of the conversion of such holder’s Uncertificated Shares into the right to receive the Merger Consideration, as the case may be, to the Exchange Fund Agent) (the “Letter of Transmittal”); (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 6.19), the Code, or any applicable provision of state, local, Israeli, U.S. or other Law, and (C) instructions for use in effecting the surrender of the Certificates or acknowledging the conversion of the Uncertificated Shares into the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II including, in the case of the Uncertificated Shares, instructions for identifying the deposit account through which such Uncertificated Shares are held. Upon delivery to the Exchange Fund Agent of the Letter of Transmittal and the declaration for Tax withholding purposes or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, and, if applicable, surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Exchange Fund Agent, the holders of such Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor an amount in cash equal to the Cash Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 6.19), that number of whole shares of Parent Common Stock representing the Stock Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i), cash in lieu of any fractional shares of Parent Common Stock to which the holder thereof is entitled to receive pursuant to Section 2.7(a)(i), and an amount in cash sufficient to pay any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.11. Parent shall cause the Exchange Fund Agent to accept such Certificates or acknowledgments of the conversion of the Uncertificated Shares upon compliance with the foregoing exchange procedures.

(ii) Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal and Parent shall cause the Exchange Fund Agent on the Closing Date to make payment of the Merger Consideration to the holders of Certificates and Uncertificated Shares that comply with the exchange procedures set forth in this Section 2.8(c). Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the Exchange Fund Agent and Parent shall cause the Exchange Fund Agent on the Closing Date to make payment of such Merger Consideration to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration shall be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d) Payment Procedures With Respect to Company Compensatory Awards.

(i) Promptly following the Effective Time, Parent shall cause the Exchange Fund Agent to transfer the aggregate Merger Consideration payable with respect to Company Shares covered by Company 102 Options, Company 102 Restricted Shares or Company 102 Restricted Share Units (collectively, the “Company 102 Compensatory Awards”) and with respect to other Company Compensatory Awards that are otherwise held by the 102 Trustee, in each case, that are not Assumed RSUs, Assumed RSAs, or Assumed Options and pursuant to Section 6.14, to the 102 Trustee, on behalf of holders of Company 102 Compensatory Awards, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”), and holders of other Company Compensatory Awards otherwise held by the 102 Trustee. The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii) Immediately after the Effective Time, Parent shall cause the Exchange Fund Agent to promptly deposit the aggregate Merger Consideration payable in respect of Company Compensatory Awards (other than Company 102 Compensatory Awards) that are not Assumed RSUs, Assumed RSAs, or Assumed Options and pursuant to Section 6.14 with the Company or, if applicable, the relevant engaging Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Compensatory Awards (other than Company 102 Compensatory Awards or other Company Compensatory Awards otherwise held by the 102 Trustee), which amounts shall be paid by the Surviving Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Surviving Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system pursuant to Section 6.14, subject to applicable withholdings.

(e) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates surrendered in exchange therefor or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificates so surrendered or applicable Uncertificated Shares are registered in the share transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer or if the appropriate acknowledgment for the conversion of such Uncertificated Shares into the right to receive the Merger Consideration has been delivered and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Fund Agent, Parent, the Surviving Company or any other Party shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Applicable Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Company Shares on the date that is one (1) year after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore exchanged their Certificates representing such Company Shares or delivered to the Exchange Fund Agent the acknowledgment of the conversion of their Uncertificated Shares for exchange for the Merger Consideration pursuant to the provisions of this Section 2.8 shall thereafter look only to Parent, as general creditors thereof, for any payment of and claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II. Any amounts remaining unclaimed by holders of Company Shares two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

2.9 No Further Ownership Rights in Company Shares. From and after the Effective Time, all issued and outstanding Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, for any reason (a) Certificates are presented to the Surviving Company, or (b) acknowledgments are delivered to the Exchange Fund Agent of the conversion of any Uncertificated Shares, such Certificates or Uncertificated Shares, as the case may be, shall be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, in each case as provided for, and in accordance with the procedures set forth, in this Article II.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Fund Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7, except that Parent may, in its discretion and as a condition precedent to the payment of such Merger

Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Company or the Exchange Fund Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Uncertificated Shares for which the applicable acknowledgment has not been delivered to the Exchange Fund Agent with respect to the shares of Parent Common Stock that the holder thereof is entitled to receive upon the surrender or acknowledgment of the conversion thereof, as applicable, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.7(a)(i), in each case until the holder of such Certificate shall have surrendered such Certificate or the holder of such Uncertificated Shares shall have delivered such acknowledgment of the conversion of such Uncertificated Shares, in each case in accordance with this Article II. Following the surrender of any Certificate or acknowledgment of the conversion of any Uncertificated Shares, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, in accordance with the procedures set forth in this Article II (a) at the time of such surrender or acknowledgment, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.7(a)(i) and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or acknowledgment and a payment date subsequent to such surrender or acknowledgment payable with respect to such shares of Parent Common Stock.

2.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company shall take all such lawful and necessary action on behalf of the Company and Merger Sub.

2.13 Withholding Tax.

(a) Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Exchange Fund Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment or consideration made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 6.13) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Ordinance, or under any provision of applicable U.S. federal, state, local, Israeli, or other Tax Law (it being agreed that the Payor shall be permitted to satisfy any Tax withholding requirement with respect to the Merger Consideration by deducting and withholding the appropriate cash amount from the Cash Merger Consideration). With respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a Valid Tax

Certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II, or other treatment with respect to Israeli Tax, at least five (5) Business Days prior to any payment payable pursuant to this Agreement, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, including any Merger Consideration payable with respect to Company Compensatory Awards, as applicable, payable to such holder of record of Company Shares or Company Compensatory Awards, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent that amounts are so withheld pursuant to this Section 2.13, they shall be paid over to the appropriate Governmental Entity prior to the last day on which such payment is required to be paid to such Governmental Entity, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b) Notwithstanding the provisions of Section 2.13(a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Exchange Fund Agent for the benefit of each such Company Shareholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate by no later than five (5) Business Days before the Withholding Drop Date or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as determined by Parent in its sole discretion in accordance with Applicable Law (increased by interest plus linkage differences, as defined in Section 159A(a) of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time that the relevant payment is made, and calculated in NIS based on a US$:NIS exchange rate not lower than the effective exchange rate at the Closing Date as determined by Parent and the Exchange Fund Agent).

(c) With respect to non-Israeli resident holders of Company Compensatory Awards or Company Shares who are or were engaged by any non-Israeli Subsidiary of the Company and were granted such securities as awards in consideration solely for work or services performed outside of Israel, if such holders provide a validly executed declaration in a form previously agreed by Parent and the Company regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel, such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the relevant Subsidiary’s payroll processing service or system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except, with respect to any Section of this Article III, (x) as disclosed in any Company SEC Reports filed with, or furnished to, the SEC on or after January 1, 2016 and prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any amendment thereto made after the date of this Agreement or, except as set forth in Item 3.D(v) or Item 3.D(w) of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on February 23, 2018 (the “2017 Annual Report”), any other forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) and (y) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Standing. The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not have a Material Adverse Effect on the Company, the Company is qualified to do business and is in good standing (to the extent either such concept is recognized under Applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Company has made available to Parent complete and correct copies of the memorandum of association, articles of association or other constituent documents, as in effect as of the date of this Agreement (the “Charter Documents”), of the Company and each of its Subsidiaries that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC) required to be listed in the Company’s Annual Report on Form 20-F filed prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of its respective Charter Documents in any material respect.

3.2 Subsidiaries.

(a) Section 3.2(a) of the Company Disclosure Letter contains a true and complete list of the name and jurisdiction of organization of each Subsidiary of the Company as of the date of this Agreement. Except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any share capital of, or other equity or voting interest in, any Person.

(b) All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) as of the date of this Agreement, is owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share capital or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(c) As of the date of this Agreement, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”); or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.3 Authorization.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and, subject in the case of the Merger to obtaining the Requisite Shareholder Approval and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger), other than in the case of the Merger obtaining the Requisite Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and by general principles of equity.

(b) At a meeting duly called and held prior to the execution of this Agreement, the Company Board unanimously made the Company Board Recommendation.

(c) The affirmative vote of the holders of a majority of the Company Shares voting to approve this Agreement and the transactions contemplated hereby (the “Requisite Shareholder Approval”) is the only vote of the holders of any Company Shares necessary (under Applicable Law or otherwise) to consummate the Merger and the other transactions contemplated by this Agreement.

3.4 Capitalization.

(a) The registered (authorized) share capital of the Company consists of NIS 11,200,000 divided into 80,000,000 Company Ordinary Shares, nominal (par) value NIS 0.14 per share. As of March 5, 2018: (i) (A) 48,457,733 Company Shares were issued and outstanding, (B) 1,993,918 Company Shares were held by the Company in its treasury (dormant shares), including 37,022 Company Shares held by the 102 Trustee on behalf of the Company (which Company Shares are recorded as treasury shares), and (C) 3,416,855 Company Shares were held by Subsidiaries of the Company; (ii) 464,654 Company Shares were subject to outstanding Company Options; and (iii) 951,256 Company Shares were subject to outstanding Company Restricted Share Units (assuming, in the case of Company Options and Company Restricted Share Units that are subject to the attainment of performance goals, that applicable performance goals are attained at maximum levels). All outstanding Company Shares are validly issued, fully paid, nonassessable and free of any preemptive rights. Since March 5, 2018 to the date hereof, the Company has not issued any Company Shares other than pursuant to the exercise of Company Options or the vesting or settlement of other Company Compensatory Awards.

(b) Section 3.4(b) of the Company Disclosure Letter specifies, as of March 5, 2018: (i) the number of Company Shares subject to each Company Compensatory Award (assuming, in the case of Company Compensatory Awards subject to performance-based vesting conditions that applicable performance goals are attained at the maximum level); (ii) the grant date of each Company Compensatory Award; (iii) the exercise price for each Company Option; (iv) the expiration date, if any, of each Company Compensatory Award; (v) the vesting schedule, including a description of the vesting criteria for performance-based awards; and (vi) a description of any vesting acceleration provisions applicable to such Company Compensatory Award (in the case of clauses (i) through (vi) on an award-by-award basis).

(c) No outstanding Company Compensatory Awards were granted outside of the Company Plans. As of March 5, 2018, 3,099,095 Company Shares were reserved for future issuance pursuant to equity-based awards not yet granted under the Company Plans and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Compensatory Awards, other than as permitted by Section 5.2(b). All Company Compensatory Awards have been validly issued and properly approved by the Company Board in accordance with all Applicable Law and the Company Plans and all Company Compensatory Awards have been properly accounted for in accordance with U.S. GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports.

(d) Except as set forth in this Section 3.4, there are (i) no outstanding shares of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(e) Neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

3.5 Non-contravention; Required Consents.

(a) The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to obtaining the Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any additional payment or other Liability under, or result in the creation of any Lien, upon any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Material Contract; or (iii) assuming compliance with the matters referred to in Section 3.5(b) and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Applicable Law or Order, except in the case of each of clauses (ii) and (iii) above, for such violations, conflicts, defaults, terminations, accelerations, Liabilities or Liens which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(b) No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger), except (i) the OCS Notice; (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (iii) the filings and other Consents as may be required under the rules and regulations of Nasdaq; (iv) the application for and receipt of the ISA Offering No-Action or the filing of the Israeli Prospectus; (v) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (vi) the filings and approvals as may be required by any applicable Antitrust Laws, including compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (vii) filings with, and approval by, the Investment Center of the change in ownership of the Company to be effected by the Merger (the “Investment Center Approval”) and (viii) such other Consents, the failure of which to obtain, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.6 Company SEC Reports.

(a) Since January 1, 2016, the Company has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law (the “Company SEC Reports”).

(b) Each Company SEC Report complied as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Company SEC Report was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) As of the date hereof, there are no outstanding unresolved comments with respect to any of the Company SEC Reports noted in any written comment letter from the SEC. To the knowledge of the Company, there is not, as of the date of this Agreement, any pending or threatened investigation or review being conducted by the SEC of any Company SEC Reports.

(e) None of the Company’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

(f) The Company has at all times since January 1, 2016, been a “foreign private issuer” as such term is defined in the Exchange Act.

(g) No principal executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report, except as disclosed in certifications filed with the Company SEC Reports. Since January 1, 2016, neither the Company nor any of its principal executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 3.6(g), “principal executive officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

3.7 Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports have been prepared in accordance with U.S. GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP; (ii) that receipts and expenditures are executed in accordance with the authorization of management; and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.

(c) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC; and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Since January 1, 2015, neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any employee thereof) nor the Company’s independent auditors has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries; (ii) fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(e) Since January 1, 2013, neither the Company nor any of its Subsidiaries has become a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement was to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(f) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in accounting or auditing practices in violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(g) Since January 1, 2013, (i) to the knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities required to be disclosed by U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet; (b) Liabilities under this Agreement; (c) incurred in connection with the preparation and negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), including fees and expenses payable to any accountant, outside legal counsel or financial advisor in connection therewith; (d) executory obligations under any Contract to which the Company is a party or is bound and that are not in the nature of breaches that are required by U.S. GAAP to be disclosed in a balance sheet; and (e) Liabilities incurred in the ordinary course of business since the date of the Balance Sheet that would not have a Material Adverse Effect on the Company.

3.9 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice; (b) there has not been or occurred any Material Adverse Effect on the Company; and (c) there has not been or occurred any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 5.2 (other than clause (l), (m), (n), (w) or, as it relates to the foregoing, clause (x) of Section 5.2).

3.10 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” means each of the following (excluding any Employee Plan):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries that is required to be filed as an exhibit to the Company SEC Reports, other than those agreements or arrangements described in Item 601(b)(10)(iii) with respect to the Company and its Subsidiaries;

(ii) any Collective Bargaining Agreement or other Contract with a Labor Organization;

(iii) other than leases of real property, all Contracts providing for (A) any material indemnification obligation (including with respect to Intellectual Property Rights) or (B) any material guaranty of Third Party obligations, in each of the foregoing cases under which the Company has continuing obligations as of the date hereof and except for those Contracts (including those in connection with Company IP Agreements) entered into in the ordinary course of business;

(iv) any Contract containing any covenant, commitment or other obligation (A) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any Company IP or to compete with any Person in any line of business; (B) granting any material exclusive rights of any type or scope with respect to any line or lines of business of the Company that were material in the fiscal year ended December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole; (C) granting a “most favored nation” or similar provision that is with any Significant Customer (as defined below) or that is otherwise material with respect to any line or lines of business of the Company that were material in the fiscal year ended December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole; (D) including any “take or pay” or “requirements” obligation involving payments to or by the Company in excess of $5,000,000, in the fiscal year ended December 31, 2017; or (E) otherwise prohibiting or limiting in any material respect the right of the Company or its Subsidiaries to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any services material to the Company and its Subsidiaries, taken as a whole;

(v) other than acquisition of tangible assets in the ordinary course of business, any Contract providing for the disposition or acquisition by the Company or any of its Subsidiaries of assets or equity ownership interests for consideration in excess of $5,000,000, that have not yet been consummated or that contain ongoing obligations that are material to the Company and its Subsidiaries, taken as a whole;

(vi) any dealer, distributor, joint marketing or development agreement, under which the Company or any of its Subsidiaries have continuing obligations or costs in excess of $5,000,000, per year, to jointly market any product, Technology or service, and which may not be cancelled without penalty upon notice of 90 days or less;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property Rights that will not be owned solely by the Company or one of its Subsidiaries and that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(viii) all Contracts establishing or otherwise providing for revenue or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form);

(ix) for the largest direct customers of the Company or its Subsidiaries that together represent more than 25% of the revenues (determined on the basis of revenue received by the Company and its Subsidiaries, taken as a whole, in the fiscal year ended December 31, 2017) received by the Company and its Subsidiaries with respect to any line or lines of business of the Company that were material in the fiscal year ended

December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole, and in any event for the five largest direct customers of the Company and its Subsidiaries (determined on the basis of revenue received by the Company and its Subsidiaries, taken as a whole, in the fiscal year ended December 31, 2017) with respect to any line or lines of business of the Company that were material in the fiscal year ended December 31, 2017 with respect to the Company and its Subsidiaries, taken as a whole (each, a “Significant Customer”), master purchase Contracts, if any, with each such customer that are representative of the master purchase Contracts, if any, entered into by the Company or its Subsidiaries with each such customer (excluding purchase orders issued in the ordinary course of business);

(x) for the 10 largest suppliers to the Company or its Subsidiaries of technology, software, components or services included in or related to the Company Products (determined on the basis of amounts paid by the Company and its Subsidiaries, taken as a whole, in the fiscal year ended December 31, 2017), that have material, known and unfulfilled obligations to the Company or its Subsidiaries on behalf of such supplier (each, a “Significant Supplier”), master purchase Contracts, if any, with each such supplier that are representative of the master purchase Contracts, if any, entered into by the Company or its Subsidiaries with each such supplier (excluding purchase orders issued in the ordinary course of business);

(xi) (A) all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or its Subsidiaries, related to sales of Company Products where such payments exceeded $25,000,000 in the fiscal year ended December 31, 2017; and (B) all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or its Subsidiaries related to sales of Company Products that were entered into after December 31, 2017 and which royalties would reasonably be expected to exceed $25,000,000 in the year ending December 31, 2018;

(xii) other than leases of real property, all Contracts pursuant to which the Company or one of its Subsidiaries grants any Third Party a right of first refusal, first offer or similar right, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(xiii) any mortgages, indentures, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) such Contracts under which, when the indebtedness obligations under them are aggregated, the obligation of the Company and its Subsidiaries, taken as a whole, does not exceed $10,000,000, in each case in the ordinary course of business consistent with past practice;

(xiv) any settlement Contract entered into in the last five years in connection with the settlement or other resolution of any Legal Proceeding that has any material continuing Liability on the part of the Company or any of its Subsidiaries, other than releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the ordinary course of business;

(xv) any Contract with (or Contracts that, to the knowledge of the Company, are subcontracts under any Contract with) the U.S., Israeli or other federal or national government, any other national government, any regional, state or local government or any division, subdivision, department, agency or instrumentality thereof, in each case other than ordinary course customer Contracts and Contracts pursuant to which the counterparty does not have any rights to the Company’s or its Subsidiaries’ products or services or Intellectual Property Rights other than its rights to use the products or services sold under such Contract as a customer;

(xvi) any Contract providing for (A) Government Grants from the OCS and the Investment Center or any other Israeli Governmental Entity, which Government Grant is extended to support the Company’s research and development operations (i.e., Kitvei Ishur); or (B) material Government Grants from any other Governmental Entity, in each case under which the Company continues to receive benefits as of the date hereof, or that would impose royalty obligations on the Company if the Company continues to operate following the Closing in substantially the same manner as it was operated immediately prior to the date of this Agreement; or

(xvii) any Company IP Agreement.

(b) Section 3.10(b) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all Material Contracts to which the Company or any of its Subsidiaries is a party, and identifies the applicable subsection of Section 3.10(a) that describes such Material Contract. The Company has delivered or made available to Parent copies of each such Material Contract complete and correct in all material respects.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or any material line of business of the Company or its Subsidiaries, (i) each Material Contract is valid and binding on the Company (or each such Subsidiary of the Company, as the case may be) and is in full force and effect, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting or relating to creditors’ rights generally and by general principles of equity, (ii) neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or any other party thereto.

3.11 Compliance with Applicable Law. Since January 1, 2016, neither the Company nor any of its Subsidiaries has been in conflict with, or in default, breach or violation of, in any material respect, any Applicable Law or Order applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected, where such conflict, default, breach or violation would be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2016, neither the Company nor any of its Subsidiaries (a) has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity relating to the Company or any of its Subsidiaries; (b) has received any written notice from any Governmental Entity alleging any violation by the Company or any of its Subsidiaries of any Applicable Law or Order; or (c) has provided any written notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Applicable Law or Order, and no such notice referred to in clauses (a), (b) or (c) of this Section 3.11 remains outstanding or unresolved as of the date of this Agreement.

3.12 Permits. The Company and its Subsidiaries are and since January 1, 2016 have been in compliance with the terms of, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to occupy and operate each Real Property and to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the knowledge of the Company, threatened in writing, except for such noncompliance, suspensions or cancellations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.13 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries, including the Assets and the Real Property that (i) involves an amount in controversy in excess of $10,000,000, (ii) seeks material injunctive relief, or (iii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Company’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement. As of the date hereof, neither the Company nor any of its Subsidiaries, nor any of their respective properties, including the Assets and the Real Property, is subject to any outstanding Order that contains ongoing obligations of the Company or any of its Subsidiaries. As of the date hereof, there is no Legal Proceeding pending against a Third Party by the Company or any of its Subsidiaries which would require the consent of Parent pursuant to Section 5.2(v) to initiate if initiated after the date hereof.

3.14 Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has (i) any outstanding material disputes with any Significant Customer, or (ii) received any written notice from any Significant Customer that such Significant Customer intends to terminate or materially modify its existing customer relationship with the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has (i) any outstanding material disputes with any Significant Supplier or (ii) received any written notice from any Significant Supplier that such Significant Supplier intends to terminate or materially modify its existing supplier relationship with the Company or any of its Subsidiaries.

3.15 Taxes. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a) each of the Company and its Subsidiaries has filed all Tax Returns that it was required to file under Applicable Laws and all such Tax Returns were true, correct and complete in all respects;

(b) each of the Company and its Subsidiaries has (i) paid all Taxes it was required to pay (whether or not shown on a Tax Return) except with respect to matters contested in good faith through appropriate proceedings and for which accruals or reserves have been established on the Balance Sheet in accordance with U.S. GAAP; and (ii) withheld (and timely paid over any withheld amounts to the appropriate Taxing authority) all Taxes (including, but not limited to, all Taxes required to be withheld on any stock options) required to be reported and withheld;

(c) neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, which waiver or extension is still in effect;

(d) (i) no audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination; (ii) no adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Entity, which such adjustment is still outstanding; and (iii) no written claim has ever been made in the last five years by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns;

(e) there are no Liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(f) neither the Company nor any of its Subsidiaries has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or one of its Subsidiaries); (ii) ever been a party to any Tax sharing, indemnification or allocation agreement (other than an agreement entered into in the ordinary course of business with customary terms and the primary purpose of which does not relate to Tax); or (iii) any Liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of Applicable Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise;

(g) the Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the last two years;

(h) (i) the Company and each of its Subsidiaries is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”); (ii) no claim or challenge has been made by any Governmental Entity with respect to the entitlement of any such company to such Tax Incentive; and (iii) the continuity of entitlement to any such Tax Incentive is not subject to any pre-approval or notification to or by any Governmental Entity in connection with the transactions contemplated hereby;

(i) there has been no indication from the ITA that the consummation of the transaction contemplated hereunder would adversely affect the Company’s ability to set off for Israeli Tax purposes in the future any and all losses accumulated by the Company as of the Closing Date;

(j) except as set forth in Section 3.15(j) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) owns any “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise,” as each such term is defined in the Israeli Law for Encouragement of Capital Investments, 1959, or (ii) is subject to any restrictions or limitations pursuant to Part E2 of the Israel Tax Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2;

(k) the Company and its Subsidiary are in compliance in all material respects with the terms, conditions and requirements of their Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. The Company and its Subsidiaries are in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the (i) “Approved Enterprise” status of any of the Company’s facilities by Israeli Laws and regulations relating to such “Approved Enterprise” status, (ii) grants by the OCS, and other tax benefits received by the Company. The Company has not received any notice of any proceeding or investigation relating to revocation or modification of any (i) “Approved Enterprise” status granted with respect to any of the Company’s facilities, (ii) plans approved by the OCS;

(l) the Company has never been at any time a “real property” company (“Igud Mekarkein”) as such term is defined in the Israeli Real Property Taxation Law (Capital Gain, Sale and Purchase) 1963;

(m) the Company and its Subsidiaries are in compliance in all respects with all applicable transfer pricing Laws and regulations in all jurisdictions in which they do business. Any related party transactions subject to section 85A of the Israeli Tax Ordinance effected by the Company have been on an arm’s length basis in accordance with section 85A of the Israeli Tax Ordinance;

(n) Neither the Company nor any Subsidiary has entered into any closing agreement as described in Section 7121 of the Code (or similar provision of Applicable Law) with any Governmental Entity that requires the Company or any Subsidiary to include an amount in taxable income for any taxable period ending after the Closing Date;

(o) in relation to value added or other similar Tax, the Company and each of its Subsidiaries, to the extent applicable with respect to such Person:

(i) has been duly registered for the purpose of value added tax, as defined in the Law concerning value added taxes in Israel;

(ii) has complied, in all material respects, with all statutory requirements, orders, provisions, directives or conditions concerning value added taxed and/or sales tax or indirect taxation;

(iii) has collected and timely remitted to the relevant Taxing authority all output value added tax which they were required to collect and remit under any Applicable Law;

(iv) has not made any exempt transactions (as defined in the Israeli Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all value added tax chargeable or paid on inputs, and other transactions and imports made by it; and

(v) has not received a refund for input value added tax for which they are not entitled under any Applicable Law;

(p) to the extent applicable thereto, neither the Company nor any of its Subsidiaries does engage or has ever engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b) (or similar provision of applicable U.S. state Law), or participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 2006 promulgated thereunder. The Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance. The Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance; and

(q) neither the Company nor any of its Subsidiaries has applied or received approval for any Tax Incentive under the Innovation Law.

3.16 Environmental Matters.

(a) Condition of Property. Except in a manner and to an extent that would not reasonably be expected to subject the Company or any of its Subsidiaries to material Liability, no Hazardous Materials are present in the environment at any Business Facility currently or, to the knowledge of the Company and to the extent resulting from a release of Hazardous Materials occurring during the period of ownership, operation, occupancy, control or lease by the Company or its Subsidiaries, formerly owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries.

(b) Hazardous Materials Activities. The Company and its Subsidiaries have conducted all Hazardous Material Activities relating to their business in compliance in all material respects with all applicable Environmental Laws. The Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner and to an extent that would reasonably be expected to subject the Company or any of its Subsidiaries to material Liability.

(c) Permits. The Company and its Subsidiaries possess all of the material Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of the Company or any of its Subsidiaries as such activities are currently being conducted. All such Environmental Permits are valid and in full force and effect. The Company and its Subsidiaries have complied in all material respects with all covenants and conditions of any such Environmental Permit. No suspension or cancellation of any such Environmental Permit is pending or, to the knowledge of the Company, threatened, except where such suspension or cancellation would not be material to the Company and its Subsidiaries, taken as a whole.

(d) Environmental Litigation. No Legal Proceeding is pending, or to the knowledge of the Company, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries relating to the business, or any Business Facility of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written information request from any Governmental Entity pursuant to Environmental Law, for any contamination by Hazardous Materials that require remediation at any site.

(e) Contracts. Except for Contracts entered into in the ordinary course of business (including customary leases with respect to real property leased by the Company or any of its Subsidiaries) and except as would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to any material Liabilities arising out of Environmental Laws or arising out of the Hazardous Materials Activities of the Company or any of its Subsidiaries.

(f) Notwithstanding anything to the contrary set forth in this Agreement, this Section 3.16 shall constitute the sole representations and warranties by the Company with respect to Environmental Laws, Environmental Permits, Hazardous Materials and Hazard Materials Activities.

3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all material Employee Plans; provided that, for individual written agreements or agreements providing for the grant of Company Compensatory Awards, only the form of such agreements will be listed, unless such individual agreements materially differ from such forms, in which case the individual forms will be listed. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true and complete copies of (i) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (ii) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the plan documents and summary plan descriptions; (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (v) any material notices to or from the IRS or any office or representative of the DOL or any similar Governmental Entity relating to any compliance issues in respect of any such Employee Plan; and (vi) with respect to each International Employee Plan, to the extent applicable, (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan and (B) any document comparable to the determination letter referenced under clause (ii) above issued by a Governmental Entity relating to the satisfaction of Applicable Law necessary to obtain the most favorable tax treatment.

(b) Each Employee Plan is maintained, operated and administered in compliance with its terms and with all Applicable Law, including the applicable provisions of ERISA and the Code, except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole. Each International Employee Plan that is intended to qualify for favorable taxation treatment has been approved by the relevant taxation and other Governmental Entities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan; and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy favorable tax status and the Company is not aware of any ground on which such favorable tax status may cease to apply.

(c) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect and, to the knowledge of the Company, nothing has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to materially affect the qualified status of any such Employee Plan.

(d) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, all contributions, premiums and other payments required to be made with respect to any Employee Plan have been timely made, accrued or reserved for. Except as required by Applicable Law, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Employee Plan or to continue for any specified period or increase any benefits under any Employee Plan.

(e) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, there are no Legal Proceedings pending or, to the knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(f) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code.

(g) None of the Company, any of the its Subsidiaries or any of their respective ERISA Affiliates has during the six years prior to the date of this Agreement maintained, participated in or contributed to (or been obligated to contribute to) (i) an Employee Plan which is subject to Section 412 of the Code or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code; (iv) a “funded welfare plan” within the meaning of Section 419 of the Code or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(h) No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, other than pursuant to Section 4980B of the Code or any similar Applicable Law.

(i) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, (i) no Employee Plan that is subject to Section 409A of the Code has been materially modified (as defined under Section 409A of the Code) since October 3, 2004 and (ii) all such non-qualified deferred compensation plans or arrangements have been operated and administered in good faith compliance with Section 409A of the Code from the period beginning December 31, 2004 through December 31, 2008 and thereafter in compliance with the Final Treasury Regulations issued under Section 409A of the Code. All Company Options have been granted at a per share exercise price that is at least equal to the fair market value of a share of the underlying Company Shares as of the date the Company Option was granted, as determined in accordance with Applicable Law, including Section 409A of the Code. The Company Options, Company Restricted Share Units and Company Shares that were intended to qualify as a capital gains route plan under Section 102 of the Ordinance have received a favorable determination or approval letter from, or have otherwise been approved by, or deemed approved by, the ITA, and such Company 102 Options, Company 102 Restricted Shares, Company 102 Restricted Share Units and Company 102 Shares have been granted and/or issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including, without limitation, the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Options, Company 102 Restricted Shares, Company 102 Restricted Share Units and Company 102 Shares, the receipt of all required consents and Tax rulings and the due deposit of such Company Options, Company Restricted Shares, Company Restricted Share Units and Company Shares with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and any regulation or publication issued by the ITA. The Company does not have any material liability to the ITA or to any relevant fund with respect to any Employee Plan. The Company has provided to Parent current, correct and complete copies of all material communications to or from the ITA or any other Governmental Entity relating to the Company 102 Options, Company 102 Restricted Shares, Company 102 Restricted Share Units and Company 102 Shares.

(j) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of the Company or any of its Subsidiaries; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; (iv) require any contributions or payments to fund any obligations to any current or former employee, contractor or director; or (v) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code. There is no Contract to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes which may be required pursuant to Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(k) Except as set forth in Section 3.17(k) of the Company Disclosure Letter, all contracts of employment or for services with any employee of the Company or any of its Subsidiaries who provide services outside the United States (“Non-U.S. Employees”), or with any director, independent contractor or consultant of or to the Company or any of its Subsidiaries, can be terminated by three (3) months’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment or other statutorily mandated payment required by Applicable Law).

(l) Except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, no International Employee Plan has Liabilities that, as of the Closing Date, will not be offset in full by insurance or otherwise be fully accrued.

3.18 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees or other service providers and a union, trade union or works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body (“Collective Bargaining Agreements”) and, as of the date hereof, no such agreement is presently being negotiated. There are no pending activities or proceedings or, to the knowledge of the Company, threatened or reasonably anticipated, by any works council, union, trade union, or other labor-relations organization or entity (“Labor Organization”) to organize employees of the Company or any of its Subsidiaries. There are no lockouts, strikes, slowdowns, work stoppages or, to the knowledge of the Company, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has committed any material unfair labor practice in connection with the operation of their respective businesses of the Company or any of its Subsidiaries and there is no charge, complaint or other action against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company threatened. The consummation of the transactions contemplated by this Agreement (including the Merger) will not entitle any Person (including any Labor Organization) to any payments under any Collective Bargaining Agreements, or require the Company or any of its Subsidiaries to consult with, provide notice to, or obtain the consent or opinion of any Labor Organization.

(b) Except as would not individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries have complied in all respects with Applicable Laws and Orders relating to employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and for overtime purposes), tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, obligations to provide statutory severance pay under the Israeli Severance Pay Law, 1963 and vacation pursuant to the Israeli Annual Leave Law, 1951, wages (including overtime wages), compensation, and hours of work and in each case, with respect to employees of the Company and its Subsidiaries (x) has withheld and reported all amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (y) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing; and (z) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Company’s and its Subsidiaries’ obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law, 1963 are fully funded in all respects in accordance with Section 14 under the Israeli Severance Pay Law, 1963 (“Section 14 Arrangement”) or are otherwise accrued or reserved for in all respects, from the commencement date of the employee’s employment and on the basis of the employee’s entire salary. Upon the termination of employment of Israeli Employees, the Company will not have to make any payment under the Israeli Severance Pay Law, 1963, except for release of the funds accumulated in accordance with Section 14. The Company is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including but not limited to The Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, and The Employment by Human Resource Contractors Law, 1996. Except as would not individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries has any Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee; (B) any employee leased from another employer; or (C) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity.

(c) Except as would not individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries taken as a whole, each of the Company and its Subsidiaries is in compliance in all material respects with WARN and any applicable state Laws or other Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Entity.

3.19 Real Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all of the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). The Company owns the Owned Real property free and clear of all Liens, other than Permitted Liens.

(b) Section 3.19(b)(i) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, all of the existing leases, subleases, licenses, or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property in respect of which the Company or its Subsidiaries pay rent in excess of $350,000 per year (such property, the “Leased Real Property” and, collectively with the Owned Real Property, the “Real Property”). The Company has made available to Parent true and complete copies of all Leases for the Leased Real Property (including all material modifications, amendments, and supplements thereto).

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Real Property and all of its operating systems is suitable for the conduct of the business of the Company and its Subsidiaries in the ordinary course of business as presently conducted.

3.20 Assets; Personal Property. Except as would not have, individually or in the aggregate, a Material Adverse Effect, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on the business of the Company and its Subsidiaries, taken as a whole, in all material respects as presently conducted, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are reflected as owned or leased by the Company or its Subsidiaries on the Balance Sheet and that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

3.21 Intellectual Property.

(a) Section 3.21(a) of the Company Disclosure Letter contains a true and complete list of the material Company IP that is Registered IP (“Company Registered IP”), in each case listing, as applicable, (i) the name of the current owner; (ii) the jurisdiction where the application/registration is located; and (iii) the application or registration number.

(b) The Company Registered IP is subsisting and to the knowledge of the Company, valid and enforceable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(c) Section 3.21(c) of the Company Disclosure Letter contains a true and complete list of all Contracts (i) under which any Third Party has granted the Company or any of its Subsidiaries any license non-assert, covenant not to sue, or other immunity from any Intellectual Property Rights, the loss of which would have a Material Adverse Effect on the operation of the Company’s and its Subsidiaries’ business (each, an “Inbound License”); and (ii) under which the Company or any of its Subsidiaries have granted an express license under any Patents included in the Company IP, other than non-exclusive licenses granted incidental to the purchase of Company Products in the ordinary course and consistent with past practice (each, an “Outbound License”, and together with the Inbound Licenses, the “Company IP Agreements”). The Company has delivered or made available to Parent complete and correct copies of each such Company IP Agreement. Neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Company IP Agreement, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, in each case, as would be reasonably expected to have a Material Adverse Effect on the operation of the Company’s and its Subsidiaries’ business. Without limiting the generality of the foregoing, to the knowledge of the Company, no party has any claim for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 or any claims for Moral Rights (as defined in the Israeli Copyright Law, 2007) in connection with any Company IP nor has any party (including any former or existing employee consultants or contractors) since January 1, 2016, threatened or asserted any such claim in writing.

(d) To the knowledge of the Company, and except as would not reasonably be expected to result in material Liability or have a Material Adverse Effect on the operation by the Company and its Subsidiaries of their business, the operation of the business of the Company, including the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Company Products by the Company or its Subsidiaries, does not: (i) infringe or misappropriate the Intellectual Property Rights of any Person; or (ii) constitute unfair competition or trade practices under applicable Laws. There is no Legal Proceeding made, conducted or brought by a Third Party currently pending, alleging infringement or other violation by the Company or any of its Subsidiaries or any Company Products or other operation of the Company’s or any of its Subsidiaries’ business of the Intellectual Property Rights of such Third Party.

(e) The Company and its Subsidiaries exclusively own all right, title and interest in the Company IP, free and clear of all Liens (other than (i) Permitted Liens or (ii) Liens that are not material, individually or in the aggregate, to the Company or any of its Subsidiaries), and are not subject to any Order of any Governmental Entity that restricts or impairs the use, transfer or licensing of any material Company IP or other Intellectual Property Rights; provided that the foregoing is not a representation or warranty with respect to infringement or misappropriation or other violation of Third Party Intellectual Property Rights, which is solely covered under Section 3.21(d) of this Agreement. To the knowledge of the Company, and except as would not be expected to have a Material Adverse Effect, nothing the Company has done would affect, (x) all material Company IP from being fully transferable or licensable by the Surviving Company without restriction and without payment of any kind to any other Person; and (y) the exclusive right of the Company and its Subsidiaries, and, following the Effective Time, the Surviving Company, to bring actions against any Person that is infringing any material Company IP and to retain for themselves any damages recovered in any such action.

(f) The Company and each of its Subsidiaries have taken all commercially reasonable measures to protect and preserve the confidentiality of any Trade Secrets that comprise a material part of the Company IP. To the knowledge of the Company, all use and disclosure of Trade Secrets owned by another Person by the Company or any of its Subsidiaries have been pursuant to the terms of a written agreement with such Person or such use and disclosure by the Company or any of its Subsidiaries was otherwise lawful. To the knowledge of the Company, all current or former employees, consultants and contractors of the Company or any of its Subsidiaries that have created any Company IP that is material to the value of the Company Products have executed a confidentiality and assignment agreement substantially in the Company’s standard form previously provided to Parent. No employee who was involved in, or who contributed to, the creation or development of any Company IP owed or owes any duty or rights to any Governmental Entity, including without limitation the Israeli Defense Forces, or any university, college or other educational institution or for a research center, in any such case which would affect the ownership by the Company of any Company IP.

(g) Neither the Company nor any of its Subsidiaries have, in the three years prior to the date of this Agreement, asserted or threatened any claim in writing against any Person alleging such Person is infringing or misappropriating any material Company IP.

(h) The Company and its Subsidiaries are not subject to any agreement such that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will result in any changes to the Company’s rights in any Intellectual Property Rights or Technology used or held for use by the Company and its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, the Company and its Subsidiaries are not subject to any agreement such that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) will result in Parent or any of its Subsidiaries, after the Merger, being required to grant any third party any rights or licenses to any Intellectual Property Rights of the Parent or any of its Subsidiaries (other than the Intellectual Property Rights of the Company or any of its Subsidiaries).

(i) To the knowledge of the Company, the Company and its Subsidiaries have not taken any action with respect to Public Software that has resulted in any obligation under any applicable Open Source License to (i) grant to any other Person any license under any material Patent included in the Company IP or (ii) license, disclose or distribute any Software developed by or for the Company or any of its Subsidiaries in Source Code form, for the purpose of preparing derivative works, where such Source Code is confidential and proprietary and is material to the Company’s and its Subsidiaries’ business.

(j) To the knowledge of the Company, none of the Company or its Subsidiaries has disclosed to any Third Party (other than escrow agents pursuant to the Contracts set forth in Section 3.21(j) of the Company Disclosure Letter), or permitted the disclosure or delivery by any escrow agent or other Third Party to any Third Party, of any material Source Code of any Company Product, the Copyrights to which are owned by the Company or its Subsidiaries. To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company or its Subsidiaries or any escrow agent or other Third Party to any Third Party of any such Source Code. Neither the execution of this Agreement nor the consummation of the Merger, in and of itself, would reasonably be expected to result in the release of any such material Source Code from escrow.

(k) To the knowledge of the Company, the Company’s and its Subsidiaries’ practices are, and at all times since January 1, 2016 have been, in compliance with (i) any applicable internal privacy policies; (ii) their contractual obligations relating to privacy, data protection, and information security; and (iii) Applicable Laws relating to privacy, data protection, and information security (collectively, “Privacy Requirements”), in each case except as would not be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole. Neither the Company nor its Subsidiaries have received a notice of (or, to the knowledge of the Company, has the Company or any of its Subsidiaries been the subject of a Governmental Entity’s investigation regarding) actual or alleged noncompliance with Privacy Requirements. The Company and its Subsidiaries have at all times since January 1,

2016 implemented and maintained commercially reasonable safeguards compliant with all Applicable Laws to protect and maintain the confidentiality, integrity, and security of personal data maintained or processed by or for the Company and its Subsidiaries, and to protect such information technology systems and personal data against loss, theft and unauthorized access or disclosure. To the knowledge of the Company, since January 1, 2016, no material loss of, unauthorized access to or acquisition of, or other unauthorized processing of such personal data has occurred. The execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby (including the Merger), the compliance by the Company with any of the provisions hereof, and the transfer of all personal data maintained by or for the Company or its Subsidiaries to Parent, is compliant with all Privacy Requirements in all material respects.

(l) The Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to safeguard the information technology systems of the Company and its Subsidiaries. To the knowledge of the Company, since January 1, 2016, there have been no material unauthorized intrusions or breaches of the security of information technology systems used by the Company or any of its Subsidiaries resulting in the unauthorized access to or use of any Confidential Technology or other sensitive information. The Company and its Subsidiaries have industry-standard disaster recovery plans.

(m) No funding, facilities or personnel of any Governmental Entity are being used to create, in whole or in part, any material Company IP, except for any such finding or use of facilities or personnel that does not result in such Governmental Entity obtaining ownership rights to such material Company IP.

(n) Section 3.21(n) of the Company Disclosure Letter sets forth a true and complete list of all industry standards bodies or similar organizations related to the business in which the Company and/or any of its Subsidiaries has, since January 1, 2016, participated or is or was a member, in either case, in a manner giving rise to any obligation to grant any Third Party any license under any material Company IP.

(o) To the knowledge of the Company, (i) there is no fact, or of the occurrence of any event, that might reasonably form the basis of any present or future claim against the Company or its Subsidiaries, whether or not fully covered by insurance, for Liability on account of negligence or product liability or on account of any Warranties, and (ii) there are no design, manufacturing, or other defects or errors in the Company Products that would reasonably be expected to lead to any recall of the Company Products or would materially and adversely affect the safety, functionality or use of the Company Products for their intended purposes, in the case of each of clause (i) and (ii), that would reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(p) This Section 3.21 contains the sole and exclusive representations of the Company and its Subsidiaries under this Agreement with respect to matters concerning Intellectual Property Rights and product liability.

3.22 Export Control and Import Laws.

(a) To the knowledge of the Company, since January 1, 2013, the Company and each of its Subsidiaries has conducted their import and export transactions in accordance in all material respects with applicable provisions of Israeli, U.S. and other trade Laws of the countries where it conducts business.

(b) To the knowledge of the Company, the Company and each of its Subsidiaries have obtained all export licenses and other approvals required for their exports of products, software and technologies from Israel, the U.S. or any other country from which the Company or any of its Subsidiaries exports products, software or technologies, in each case except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole.

(c) To the knowledge of the Company, (i) the Company and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals, and (ii) there are no facts or circumstances that would reasonably be expected to result in any material Liability to the Company or its Subsidiaries for violation of any export controls or import restrictions.

(d) Except as authorized by the relevant Governmental Entity, the Company and its Subsidiaries have not released or disclosed controlled technical data or Technology to any foreign national whether in the United States, Israel or abroad in violation of Applicable Law in any material respect.

(e) The business of the Company and its Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Applicable Laws, and to conduct its business, neither the Company nor any of its Subsidiaries is or has been under any obligation to obtain any approvals from the U.S. Bureau of Industry and Security or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, or other legislation regulating the development, commercialization or export of technology. To the knowledge of the Company, the Company and its Subsidiaries have obtained all licenses and other approvals required for its use, development, commercialization, imports and exports of products, software and technologies which may involve the use or engagement in encryption technology, or may involve any other technology whose development, commercialization, import or export is restricted or otherwise regulated under Israeli, United States or other applicable jurisdiction Laws, including Section 2(a) of the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, and the Israeli Law of Regulation of Security Exports, 2007, and the Company and its Subsidiaries have at all times been in compliance, and are in compliance with, all such approvals and licenses and all such approvals and licenses are in full force and effect, in each case except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole. There are no pending claims and, to the knowledge of the Company, there are no threatened claims, against the Company or any of its Subsidiaries with respect to such export licenses or other approvals. The Company and each of its Subsidiaries has developed and/or develops, used and/or uses and commercialized and/or commercializes the Company’s products and conducted and/or conducts its import and export transactions, including all downloads of Company’s software, all transfers of software code (in binary or source code forms), and all transfers of Technology including to the Company’s Third Party developers, in accordance in all material respects with applicable provisions of Israel, United States or any other applicable jurisdictions in which the Company or its Subsidiary operates governing the use, development, import, export or other engagement in encryption technology and any other restricted technologies, including without limitation, Section 2(a) of the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, and the Israeli Law of Regulation of Security Exports, 2007, in each case except as would not, individually or in the aggregate, result in a material Liability to the Company and its Subsidiaries, taken as a whole.

3.23 Insurance. The Company and its Subsidiaries are, and continually since January 1, 2016 have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not have, individually or in the aggregate, a Material Adverse Effect. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder, except for such failures to be in full force and effect, notice of cancellations or defaults that would not have a Material Adverse Effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and, to the knowledge of the Company, there has been no threatened termination of, or material premium increase with respect to, any such policies.

3.24 Anti-Bribery Laws. Since January 1, 2013, neither the Company, any of its Subsidiaries, any of their respective officers, directors, employees, nor, to the knowledge of the Company, any of their respective agents or other persons acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of the Foreign Corrupt Practices Act of 1977, or any rules or regulations thereunder (“FCPA”) or any other Applicable Law (including in Israel or the United Kingdom, to the extent applicable) related to anti-corruption or anti-bribery (but, in each case, only to the extent such Applicable Law is applicable to the Company and its Subsidiaries), hereinafter collectively (the “Anti-Bribery Laws”), (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) received any allegation regarding potential or actual violations of such applicable Anti-Bribery Laws. The Company and its Subsidiaries have maintained accurate books and records and adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws.

3.25 Related Party Transactions. Except as set forth in the Company SEC Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) of the Company or any shareholder that beneficially owns 5% or more of the Company Shares, on the other hand.

3.26 Brokers; Fees and Expenses. Except for Barclays Capital Inc., there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).

3.27 Opinion of Financial Advisor. The Company Board has received the written opinion of Barclays Capital Inc. to the effect that, as of the date of this Agreement, from a financial point of view, the Merger Consideration is fair to the holders of Company Shares, other than certain holders as contemplated by Section 2.7(a)(ii), and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

3.28 Takeover Statutes; No Rights Plan.

(a) No “control share acquisition,” “fair price,” “moratorium” or other antitakeover Applicable Law (such Applicable Law, “Takeover Law”) applies to the Merger, this Agreement, or any of the other transactions contemplated hereby or thereby.

(b) The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.29 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed or made available to the shareholders of the Company and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub. The Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the ICL and other Applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except, with respect to any Section of this Article IV, (x) as disclosed in any Parent SEC Reports filed with, or furnished to, the SEC on or after January 1, 2016 and prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any amendment thereto made after the date of this Agreement or any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) and (y) as set forth in the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization. Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization; and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not have a Material Adverse Effect on Parent, each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. All of the issued and outstanding share capital of Merger Sub is owned directly or indirectly by Parent. Parent has made available to the Company complete and correct copies of the certificate of incorporation, bylaws, memorandum of association, articles of association or other constituent documents, as in effect as of the date of this Agreement, of each of Parent and Merger Sub (the “Parent Charter Documents”). Neither Parent nor Merger Sub is in violation of its respective Parent Charter Documents in any material respect.

4.2 Authorization.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Laws affecting or relating to creditors’ rights generally and by general principles of equity.

(b) At meetings duly called and held prior to the execution of this Agreement, the board of directors of each of Parent and Merger Sub unanimously (among those present and voting at a duly convened meeting at which a quorum was present throughout) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable; (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein and (iii) with respect to Merger Sub, determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Merger Sub and its sole stockholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors.

4.3 Non-contravention; Required Consents.

(a) The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws of Parent or the articles of association of Merger Sub; or, (ii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Applicable Law or Order, except in the case of clause (ii) above, for such violations or conflicts which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) No Consent of any Governmental Entity is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger), except (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (ii) the filings and other Consents as may be required under the rules and regulations of Nasdaq; (iii) the application for and receipt of the ISA Offering No-Action or the filing of the Israeli Prospectus; (iv) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and Exchange Act; (v) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws; and (vi)  such other Consents, the failure of which to obtain, would not have a Material Adverse Effect on Parent.

4.4 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of the respective properties of Parent or any of its Subsidiaries, that (a) involves an amount in controversy in excess of $25,000,000, (b) seeks material injunctive relief, or (c) seeks to impose any legal restraint on or prohibition against or limit Parent’s ability to operate the business of Parent and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement. As of the date hereof, neither Parent nor any of its Subsidiaries, nor any of their respective properties, is subject to any outstanding Order that contains ongoing obligations of Parent or any of its Subsidiaries.

4.5 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, since December 31, 2017 through the date of this Agreement, (a) the business of Parent and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and (b) there has not been any Material Adverse Effect on Parent

4.6 Capitalization.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). At the close of business on March 5, 2018, (i)(A) 155,872,083 shares of Parent Common Stock were issued and outstanding and (B) 106,370,611 shares of Parent Common Stock were held by Parent as treasury shares, and (ii) 1,735,485 shares of Parent Common Stock were subject to outstanding Parent Restricted Stock Units (assuming, in the case of Parent Restricted Stock Unit awards that are subject to the attainment of performance goals, that applicable performance goals are attained at the maximum level). All outstanding shares of Parent Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. Since March 5, 2018 through the date hereof, Parent has not issued any shares of Parent Common Stock.

(b) Except as set forth in this Section 4.6, there are (i) no outstanding shares of, or other equity or voting interest in, Parent; (ii) no outstanding securities of Parent convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iii) no outstanding options, stock appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from Parent, or that obligates Parent to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for share capital of, or other equity or voting interest in, Parent; (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any share capital of, or other equity or voting interest (including any voting debt) in, Parent (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of Parent, being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of Parent Securities. There are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(c) Neither Parent nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of Parent.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Section 2.7, (i) will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by Applicable Law or the Parent Charter Documents, (ii) will, when issued, be registered under the Securities Act and the Exchange Act and will be registered or exempt from registration under applicable Blue Sky Laws and (iii) will be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

4.7 Parent SEC Reports.

(a) Since January 1, 2016, Parent has filed or furnished (as applicable) all forms, reports, schedules, statements and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under Applicable Law (the “Parent SEC Reports”).

(b) Each Parent SEC Report complied, as of its filing date, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act, each as in effect on the date such Parent SEC Report was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Parent SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) As of the date hereof, there are no outstanding unresolved comments with respect to any of the Parent SEC Reports noted in any written comment letter from the SEC. To the knowledge of Parent, there is not, as of the date of this Agreement, any pending or threatened investigation or review being conducted by the SEC of any Parent SEC Reports.

(e) None of the Parent’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

(f) No principal executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, except as disclosed in certifications filed with the Parent SEC Reports. Since July 1, 2015, neither Parent nor any of its principal executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 4.7(f), “principal executive officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

4.8 Financial Statements.

(a) The consolidated financial statements of Parent and its Subsidiaries filed in or furnished with the Parent SEC Reports have been prepared in accordance with U.S. GAAP consistently applied by Parent during the periods and at the dates involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP; (ii) that receipts and expenditures are executed in accordance with the authorization of management; and (iii) that any unauthorized use, acquisition or disposition of Parent’s assets that would materially affect Parent’s financial statements would be detected or prevented in a timely manner.

(c) Parent has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that (i) all material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC; and (ii) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure.

(d) Since July 1, 2014, neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any employee thereof) nor Parent’s independent auditors has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries; (ii) fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(e) Since July 1, 2012, neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.

(f) Since July 1, 2012, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant, consultant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that Parent or any of its Subsidiaries has engaged in accounting or auditing practices in violation of Applicable Law or applicable requirements of U.S. GAAP, and (ii) no current or former attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the board of directors of Parent or any committee thereof or to any director or executive officer of Parent.

(g) Since July 1, 2012, (i) to the knowledge of Parent, no employee of Parent or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, contractor, subcontractor or agent of Parent or any such

Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

4.9 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liabilities required to be disclosed by U.S. GAAP other than (a) Liabilities reflected or otherwise reserved against in the Parent Balance Sheet; (b) Liabilities under this Agreement; (c) incurred in connection with the preparation and negotiation of this Agreement or the consummation of the transactions contemplated by this Agreement (including the Merger), including fees and expenses payable to any accountant, outside legal counsel or financial advisor in connection therewith; (d) executory obligations under any Contract to which Parent is a party or is bound and that are not in the nature of breaches that are required by U.S. GAAP to be disclosed in a balance sheet; and (e) Liabilities incurred in the ordinary course of business since the date of the Parent Balance Sheet that would not have Material Adverse Effect on Parent.

4.10 Taxes. Except as would not reasonably be expected to have a Material Adverse Effect on Parent:

(a) each of Parent and its Subsidiaries has filed all Tax Returns that it was required to file under Applicable Laws and all such Tax Returns were true, correct and complete in all respects.

(b) each of Parent and its Subsidiaries has (i) paid all Taxes it was required to pay (whether or not shown on a Tax Return) except with respect to matters contested in good faith through appropriate proceedings and for which accruals or reserves have been established on the Parent Balance Sheet in accordance with U.S. GAAP and (ii) withheld (and timely paid over any withheld amounts to the appropriate Taxing authority) all Taxes (including, but not limited to, all Taxes required to be withheld on any stock options) required to be withheld;

(c) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the last two years; and

(d) neither Parent nor any of its Subsidiaries does or has ever engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b).

4.11 Environmental Matters.

(a) Condition of Property. Except in a manner and to an extent that would not reasonably be expected to subject Parent or any of its Subsidiaries to material Liability, no Hazardous Materials are present in the environment at any Business Facility currently or, to the knowledge of Parent and to the extent resulting from a release of Hazardous Materials occurring during the period of ownership, operation, occupancy, control or lease by Parent or its Subsidiaries, formerly owned, operated, occupied, controlled or leased by Parent or any of its Subsidiaries.

(b) Hazardous Materials Activities. Parent and its Subsidiaries have conducted all Hazardous Material Activities relating to their business in compliance in all material respects with all applicable Environmental Laws. The Hazardous Materials Activities of Parent and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner and to an extent that would reasonably be expected to subject Parent or any of its Subsidiaries to material Liability.

(c) Permits. Parent and its Subsidiaries possess all of the material Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of Parent or any of its Subsidiaries as such activities are currently being conducted. All such Environmental Permits are valid and in full force and effect. Parent and its Subsidiaries have complied in all material respects with all covenants and conditions of any such Environmental Permit. No suspension or cancellation of any such Environmental Permit is pending or, to the knowledge of Parent, threatened, except where such suspension or cancellation would not be material to Parent and its Subsidiaries, taken as a whole.

(d) Environmental Litigation. No Legal Proceeding is pending, or to the knowledge of Parent, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Parent or any of its Subsidiaries relating to the business, or any Business Facility of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has received any written information request from any Governmental Entity pursuant to Environmental Law, for any contamination by Hazardous Materials that require remediation at any site.

(e) Contracts. Except for Contracts entered into in the ordinary course of business (including customary leases with respect to real property leased by Parent or any of its Subsidiaries) and except as would not reasonably be expected to result in material Liability to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has entered into any Contract that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to any material Liabilities arising out of Environmental Laws or arising out of the Hazardous Materials Activities of Parent or any of its Subsidiaries.

(f) Notwithstanding anything to the contrary set forth in this Agreement, this Section 4.11 shall constitute the sole representations and warranties by Parent with respect to Environmental Laws, Environmental Permits, Hazardous Materials and Hazard Materials Activities.

4.12 Intellectual Property.

(a) The material Parent IP that is Registered IP is subsisting and to the knowledge of Parent, valid and enforceable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) To the knowledge of Parent, and except as would not be expected to result in a Material Adverse Effect on Parent, the operation of the business of Parent, including the use, provision, support, reproduction, making, distribution, marketing, sale, license or display of the Parent Products by Parent or its Subsidiaries, does not: (i) infringe or misappropriate the

Intellectual Property Rights of any Person; or (ii) constitute unfair competition or trade practices under applicable Laws. There is no material Legal Proceeding made, conducted or brought by a Third Party currently pending, alleging infringement or other violation by Parent or any of its Subsidiaries or any of its or their current products or services or other operation of Parent’s or any of its Subsidiaries’ business of the Intellectual Property Rights of such Third Party.

(c) Parent and its Subsidiaries exclusively own all right, title and interest in the material Parent IP, free and clear of all Liens (other than (i) Permitted Liens or (ii) Liens that are not material, individually or in the aggregate, to Parent or any of its Subsidiaries), and are not subject to any Order of any Governmental Entity that restricts or impairs the use, transfer or licensing of any material Parent IP or other Intellectual Property Rights; provided that the foregoing is not a representation or warranty with respect to infringement or misappropriation or other violation of third party Intellectual Property Rights, which is solely covered under Section 4.12(b) of this Agreement.

(d) Parent and each of its Subsidiaries have taken commercially reasonable measures to protect and preserve the confidentiality of any Trade Secrets that comprise a material part of the Parent IP. To the knowledge of Parent, all use and disclosure of Trade Secrets owned by another Person by Parent or any of its Subsidiaries have been pursuant to the terms of a written agreement with such Person or such use and disclosure by Parent or any of its Subsidiaries was otherwise lawful.

(e) To the knowledge of Parent, Parent and its Subsidiaries have not taken any action with respect to Public Software that has resulted in any obligation under any applicable Open Source License to (i) grant to any other Person any license under any material Patent included in the Parent IP or (ii) license, disclose or distribute any Software developed by or for Parent or any of its Subsidiaries in Source Code form, for the purpose of preparing derivative works, where such Source Code is confidential and proprietary and is material to Parent’s and its Subsidiaries’ business.

(f) To the knowledge of Parent, Parent’s and its Subsidiaries’ practices are, and at all times since January 1, 2016 have been, in compliance with all applicable Privacy Requirements, in each case except as would not be expected to result in material Liability to Parent and its Subsidiaries, taken as a whole. Neither Parent nor its Subsidiaries have received a notice of (or, to the knowledge of Parent, has Parent or any of its Subsidiaries been the subject of a Governmental Entity’s investigation regarding) actual or alleged noncompliance with Privacy Requirements. Parent and its Subsidiaries have at all times since January 1, 2016 implemented and maintained commercially reasonable safeguards compliant with all Applicable Laws to protect and maintain the confidentiality, integrity, and security of personal data maintained or processed by or for Parent and its Subsidiaries, and to protect such information technology systems and personal data against loss, theft and unauthorized access or disclosure. To the knowledge of Parent, since January 1, 2016, no material loss of, authorized access to or acquisition of, or other unauthorized processing of such personal data has occurred. The execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby (including the Merger) and the compliance by Parent with any of the provisions hereof, is compliant with all Privacy requirements, except as would not have a Material Adverse Effect on Parent.

(g) Parent and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to safeguard the information technology systems of Parent and its Subsidiaries. To the knowledge of Parent, since January 1, 2016, there have been no material unauthorized intrusions or breaches of the security of information technology systems used by Parent or any of its Subsidiaries resulting in the unauthorized access to or use of any Confidential Technology or other sensitive information. Parent and its Subsidiaries have industry-standard disaster recovery plans.

(h) This Section 4.12 contains the sole and exclusive representations of Parent and its Subsidiaries under this Agreement with respect to matters concerning Intellectual Property Rights.

4.13 Sufficient Funds.

(a) Parent has, or will have at the Effective Time, the funds necessary to pay the Cash Merger Consideration and the other cash payments contemplated by this Agreement.

(b) Without limiting Section 9.8, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

4.14 Compliance with Applicable Law. Neither Parent nor any of its Subsidiaries is in conflict with, or in default, breach or violation of, in any material respect, any Applicable Law or Order applicable to Parent or its Subsidiaries or by which any property or asset of Parent or its Subsidiaries is bound or affected, where such conflict, default, breach or violation would reasonably be expected to have a Material Adverse Effect on Parent.

4.15 Export Control and Import Laws.

(a) To the knowledge of Parent, since January 1, 2013, Parent and each of its Subsidiaries has conducted their import and export transactions in accordance in all material respects with applicable provisions of Israeli, U.S. and other trade Laws of the countries where it conducts business.

(b) To the knowledge of Parent, Parent and each of its Subsidiaries have obtained all export licenses and other approvals required for their exports of products, software and technologies from Israel, the U.S. or any other country from which Parent or any of its Subsidiaries exports products, software or technologies, in each case except as would not, individually or in the aggregate, result in a material Liability to Parent and its Subsidiaries, taken as a whole.

(c) To the knowledge of Parent, Parent and each of its Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses or other approvals.

4.16 Anti-Bribery Laws. Since January 1, 2013, neither Parent, any of its Subsidiaries, any of their respective officers, directors, employees, nor, to the knowledge of Parent, any of their respective agents or other persons acting on their behalf has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, or (ii) made, promised, offered, or authorized any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign in violation of any provision of the FCPA or any other Anti-Bribery Laws (but, in each case, only to the extent such Anti-Bribery Law is applicable to Parent or such Subsidiary), (iii) taken any act or omission in violation of such applicable Anti-Bribery Laws, or (iv) received any allegation regarding potential or actual violations of such applicable Anti-Bribery Laws. Parent and its Subsidiaries have maintained accurate books and records and adopted and implemented internal controls, policies and procedures designed to ensure compliance with applicable Anti-Bribery Laws.

4.17 Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or organization or the consummation of this Agreement and the transactions contemplated hereby, including the Merger, Merger Sub has not incurred any Liabilities, has not engaged in any business or activities of any type or kind whatsoever and has not entered into any Contracts or arrangements with any person or entity.

4.18 Ownership of Company Shares. None of Parent, Merger Sub or any entity controlled, directly or indirectly through any Person, by Parent (other than any Parent Stock Plans) beneficially owns any Company Shares.

4.19 Related Party Transactions. Except as set forth in the Parent SEC Reports or compensation or other employment arrangements in the ordinary course of business and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director, but not including any wholly owned Subsidiary of Parent) thereof or any stockholder that beneficially owns 5% or more of the outstanding shares of Parent Common Stock, on the other hand.

4.20 Brokers; Fees and Expenses. Except for J.P. Morgan Securities LLC, there is no investment banker, broker, finder or similar agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Merger).

4.21 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed or made available to the shareholders of the Company and at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively and other Applicable Law.

ARTICLE V

INTERIM CONDUCT OF BUSINESS

5.1 Affirmative Obligations of the Company. Except as expressly required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and each of its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course in substantially the same manner as heretofore conducted; and (b) use commercially reasonable efforts, consistent with past practices and policies, to (i) preserve intact its Intellectual Property Rights, business organization and material assets; (ii) keep available the services of its directors, officers and employees; and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Negative Obligations of the Company. Except as expressly required by this Agreement, as set forth in Section 5.2 of the Company Disclosure Letter or as approved in advance by Parent in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit its Subsidiaries to:

(a) amend the Charter Documents;

(b) issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (a) the issuance and sale of Company Shares pursuant to the exercise of Company Options or the vesting or settlement of other Company Compensatory Awards, in all cases, outstanding prior to the date hereof or granted after the date hereof pursuant to the guidelines set forth on Section 5.2(b) of the Company Disclosure Letter and (b) the issuance of any Subsidiary Securities to the Company or any direct or indirect wholly owned Subsidiary of the Company;

(c) acquire or redeem, directly or indirectly, or amend any Company Securities or Subsidiary Securities, other than (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Compensatory Awards in order to pay the exercise price of Company Options or in connection with the satisfaction of Tax withholding obligations in respect of Company Compensatory Awards, (B) the withholding of Company Shares to satisfy Tax obligations with respect to

Company Compensatory Awards, (C) the acquisition by the Company of Company Shares in connection with the net exercise of Company Options and (D) the acquisition by the Company of Company Compensatory Awards in connection with the forfeiture of such awards, in the case of (B)-(D), consistent with the terms of such Company Compensatory Awards in effect as of the date hereof or granted after the date hereof in accordance with this Agreement;

(d) other than cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries, split, combine or reclassify any share capital, declare, authorize, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital;

(e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Merger);

(f) (i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any long-term or short-term debt indebtedness for borrowed money or debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice and (B) loans or advances to or among direct or indirect wholly owned Subsidiaries or guarantees of obligations of direct or indirect wholly owned Subsidiaries of the Company; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to or investments in any other Person except for (A) travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (B) loans between or among the Company and its direct or indirect wholly owned Subsidiaries, or (C) extended payment terms for customers in the ordinary course of business; or (iv) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(g) except as required by (i) Applicable Law or (ii) any Employee Plan or Collective Bargaining Agreement in effect as of the date of this Agreement, (A) enter into, adopt, materially amend, modify or terminate any Employee Plan (excluding offer letters that provide for no severance or change in control benefits other than those required by Applicable Law), (B) increase in any manner the compensation or fringe benefits of any director, officer or employee, (C) pay any special bonus or special remuneration to any director, officer, consultant, independent contractor or employee, (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, consultant, independent contractor or employee or (E) pay any benefit not required by any Employee Plan; provided, however, that the foregoing clauses (A) through (D) shall not restrict the Company or any of its Subsidiaries from (x) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case as permitted by this Agreement and in the ordinary course of business, plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or (y) entering into indemnification and exculpation agreements with current or former directors and officers of the Company or any of its Subsidiaries pursuant to resolutions of the Company Board that were adopted prior to the date of this Agreement;

(h) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(i) take any action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans; other than, in each case, as required by (i) Applicable Law or (ii) any Employee Plan in effect on the date of this Agreement;

(j) except as required by any Collective Bargaining Agreement in effect on the date of this Agreement, enter into, amend, or extend any Collective Bargaining Agreement;

(k) hire or offer to hire, any Senior Management employee or potential Senior Management employee, other than such hires or offers to hire that are made to fill any currently existing Senior Management position that becomes vacant after the date of this Agreement;

(l) reassign, demote or promote, or offer to reassign or promote, any employee;

(m) terminate the employment of any employee of the Company who is eligible to receive payments or benefits upon a termination of employment in connection with a change in control pursuant to any Employee Plan, other than any such benefits required by Applicable Law, in all cases excluding terminations that are for cause or non-performance of material duties;

(n) send any written communications (including electronic communications) to any significant group of employees regarding this Agreement or the transactions contemplated hereby or make any communications to the employees that, in each case, are inconsistent with this Agreement, other than any such communication that is consistent with information previously publicly disclosed by the Company to its shareholders in compliance with this Agreement;

(o) acquire, sell, lease, license or dispose of any of its material property or assets in any single transaction or series of related transactions, except for (i) the sale of goods, purchase of supplies and inventory or grants of non-exclusive licenses with respect to Company IP in the ordinary course of business consistent with past practice, (iii) transactions between or among the Company and its direct and indirect wholly owned Subsidiaries, (iii) any acquisition, sale, lease, license or disposition of a business or product line, and (iv) any acquisition, sale, lease, license or disposition of or with respect to the Company’s interests in any joint venture in which the Company participates as of the date hereof or any of the properties or assets thereof, excluding, in the cases of (iii) and (iv), any transaction that would reasonably be expected to prevent or materially delay or impede the consummation of the Merger and the transactions contemplated by this Agreement or that would require approval by the shareholders of the Company;

(p) except as may be required as a result of a change in Applicable Law or in U.S. GAAP, make any change in any of the accounting principles or practices used by it;

(q) (i) make (except for elections made in the ordinary course of business) or change any material Tax election; (ii) amend any income or other material Tax Return; (iii) settle or compromise any material Liability for Taxes; (iv) adopt or make any material change to any Tax accounting method or (v) except in the ordinary course of business, consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(r) other than in the ordinary course of business and consistent with past practice, (i) enter into, amend or grant any release of any material rights under any Company IP Agreement; (ii) enter into any agreement or modify any existing agreement with respect to the development of any Intellectual Property Rights or Technology with a Third Party that is or would be material to the Company and its Subsidiaries, taken as a whole; or (iii) sell, assign, transfer, abandon, cancel, allow to lapse, fail to maintain or protect or grant any security interest in, to or under any material Company IP;

(s) other than in the ordinary course of business and consistent with past practice (i) enter into any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); (ii) materially modify or amend or exercise any right to renew any material lease or sublease of real property or waive or violate any material term or condition thereof or grant any material consents thereunder; (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment, Lien or charge affecting any real property or any part thereof except as would not reasonably be expected to interfere with the intended use thereof; (iv) convey any material interest in any Real Property; or (v) make any material changes in the construction or condition of any such property other than those in process or contemplated as of the date of this Agreement, in each case of clauses (i) through (v), for an aggregate cost in excess of $5,000,000 and provided that the Company shall provide Parent with prior notice thereof and consult in good faith with Parent with respect thereto;

(t) other than in the ordinary course of business consistent with past practice, enter into or amend any Contract that is or would be material to the Company and its Subsidiaries, taken as a whole;

(u) settle or compromise (i) any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, Liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other Liabilities up to or immaterially in excess of such amounts reflected or reserved against in the Balance Sheet or incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice, and which does not (A) include any material obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time and that, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or (B) impose or require, expressly or by implication, any license, covenant or other agreement that restricts the enforcement of Company IP; or (ii) any of the matters disclosed in Section 1.1 of the Company Disclosure Letter;

(v) commence any Legal Proceedings in excess of $3,000,000 in the aggregate against any Person other than (i) for the routine collection of accounts receivable; or (ii) in such cases where it in good faith determines that failure to commence suit could result in the impairment of a valuable aspect of its business, so long as it provides Parent with prior notice to the filing of a suit, or (iii) for a breach of this Agreement;

(w) hire any employee without requiring them to execute the Company’s standard form of confidentiality and inventions assignment agreement; or

(x) commit or enter into a Contract to do any of the foregoing.

5.3 Affirmative Obligations of Parent. Except as expressly required by this Agreement, as set forth in Section 5.3 of the Parent Disclosure Letter or as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of Parent and each of its Subsidiaries shall (a) carry on its business in all material respects in the ordinary course in substantially the same manner as heretofore conducted; and (b) use commercially reasonable efforts, consistent with past practices and policies, to (i) preserve intact its Intellectual Property Rights, business organization and material assets; (ii) keep available the services of its directors, officers and employees; and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.4 Negative Obligations of Parent. Except as expressly required by this Agreement, as set forth in Section 5.4 of the Parent Disclosure Letter or as approved in advance by the Company in writing (such approval not to be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall not, and shall not permit its Subsidiaries to:

(a) amend the Parent Charter Documents;

(b) issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Parent Securities or any Parent Subsidiary Securities for the principal purpose of raising additional capital, except for (i) the vesting or settlement of Parent Restricted Stock Units outstanding as of the date hereof or issued following the date hereof to service providers of Parent or its Subsidiaries, and (ii) the issuance of Parent Restricted Stock Units to service providers of Parent or its Subsidiaries;

(c) split, combine or reclassify any share capital, declare, authorize, set aside or pay any special or extraordinary dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, other than in each case in respect of (i) cash dividends made by any direct or indirect wholly owned Subsidiary of Parent to Parent or one of its Subsidiaries, and (ii) regular quarterly cash dividends in respect of Parent Common Stock which dividends, for the avoidance of doubt, may be increased or decreased in amount from quarter to quarter at the discretion of the board of directors of Parent;

(d) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that, in any case, would reasonably be expected to prevent or materially delay or impede the consummation of the Merger and the transactions contemplated by this Agreement or that would require approval by the stockholders of Parent; provided that Parent shall consult in advance with the Company with respect to any acquisition in excess of $250,000,000; or

(e) commit or enter into a Contract to do any of the foregoing.

ARTICLE  VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation

(a) The Company shall, and it shall cause its Representatives to, immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of its Representatives to continue, any existing activities, discussions or negotiations with respect to any Acquisition Proposal with any Third Party. The Company shall promptly (and in any event within three Business Days following the date of this Agreement) request in writing that each Third Party that has previously executed a confidentiality agreement in connection with its consideration of acquiring the Company in the one year period prior to the date of this Agreement return or destroy all confidential information previously furnished to such Third Party by or on behalf of the Company.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not (and it shall not authorize or permit any of its Representatives to), directly or indirectly, (i) solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an Acquisition Proposal or the making of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal; (ii) in connection with or in response to any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, furnish to any Third Party any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party, or take any other action intended to assist or facilitate the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal (for the avoidance of doubt, neither (A) the announcement of the execution of this Agreement nor (B) the provision of information to Third Parties pursuant to communications in the ordinary course of business consistent with past practice that are unrelated to any Acquisition Proposal (whether or not such communications are covered by any contractual or other arrangements), shall in either case be deemed to constitute “encouragement”, “facilitation” or “inducement”); (iii) participate or engage in negotiations regarding an Acquisition Proposal or knowingly engage in discussions with any Third Party that is seeking to make or has made an Acquisition Proposal;

(iv) approve, endorse or recommend an Acquisition Proposal; (v) execute or enter into any letter of intent, memorandum of understanding or Contract contemplating or otherwise relating to an Acquisition Transaction; or (vi) except to the extent that the Company Board determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, terminate, amend, modify, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Third Party. Notwithstanding the foregoing, prior to obtaining the Requisite Shareholder Approval, the Company Board may, directly or indirectly through any Representative, subject to the Company’s compliance with the provisions of this Section 6.1, with respect to any Third Party that has made (and not withdrawn) a bona fide written Acquisition Proposal after the date of this Agreement that did not result from a material breach of this Section 6.1 (but only if the Company Board concludes in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal) (A) engage or participate in discussions or negotiations with such Third Party or (B) furnish to such Third Party any non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which, except with respect to any “standstill” or similar provision, are no less favorable to the Company than those contained in the Confidentiality Agreement (except that such confidentiality agreement need not contain any explicit or implicit standstill provision) and containing additional provisions that expressly permit the Company to comply with the terms of this Section 6.1. The Company Board may take the actions contemplated by clauses (A) and (B) of the prior sentence only if (1) at least 24 hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Third Party, the Company gives Parent written notice of the identity of such Person and all of the terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, the Company shall give Parent a copy thereof) and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Third Party; and (2) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent that such information has not been previously furnished by the Company to Parent).

(c) Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and agree that any violation of the restrictions set forth in this Section 6.1 by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.1 by the Company. The Company shall not enter into any letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement as permitted by Section 6.1(b)) contemplating or otherwise relating to an Acquisition Proposal unless and until this Agreement is terminated pursuant to Article VIII, and the Company has paid all amounts due to Parent pursuant to and in accordance with Section 8.3, if any.

(d) In addition to the obligations of the Company set forth in Section 6.1(b), the Company shall promptly, and in all cases within 36 hours of its receipt, advise Parent orally and in writing of any (i) Acquisition Proposal; (ii) request for information that would reasonably be expected to lead to an Acquisition Proposal; or (iii) inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(e) The Company shall keep Parent reasonably informed of the status of discussions relating to, and material terms and conditions (including all amendments or proposed amendments to such material terms and conditions) of any such Acquisition Proposal, request or inquiry, and promptly (and in no event later than 36 hours thereafter) upon receipt or delivery of any of the following provide Parent with copies of all documents and written (including electronic) communications relating to any Acquisition Proposal (including the financing thereof), request or inquiry exchanged between the Company, its Subsidiaries or any of their respective Representatives, on the one hand, and the Person making such Acquisition Proposal, request or inquiry (or such Person’s Affiliates or Representatives), on the other hand. In addition to the foregoing, the Company shall provide Parent with at least 72 hours (or such shorter period of notice as is given to each of the members of the Company Board or committee thereof, as applicable) prior written notice of a meeting of the Company Board (or any committee thereof) at which the Company Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide non-public information to any Person.

6.2 Company Board Recommendation.

(a) Subject to the terms of this Section 6.2, the Company Board shall include the Company Board Recommendation in the Proxy Statement.

(b) Subject to the terms of this Section 6.2, the Company Board shall not make a Company Board Recommendation Change.

(c) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval, the Company Board may in response to its receipt of a bona fide written Acquisition Proposal that did not result from a material breach of Section 6.1, (i) effect a Company Board Recommendation Change or (ii) terminate this Agreement pursuant to Section 8.1(g) to, substantially concurrently with such termination, enter into a definitive written agreement providing for such Acquisition Proposal if, and only if (A) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (iv) below), that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) in light of such Superior Proposal, failure to effect a Company Board Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board under Israeli Law; (B) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least four Business Days’ notice (the “Superior Proposal Notice Period”) of such determination (which notice shall include the most current version of the proposed definitive agreement with respect to such Superior Proposal and, to the extent not included therein, all material terms and conditions of such Superior Proposal (which proposed agreement or material terms shall be updated on a prompt basis) and the identity of the Person making such Superior Proposal), (C) the Company shall, and shall cause its financial and legal advisors to, during the Superior Proposal Notice Period, negotiate with Parent in good faith modifications to the terms and conditions of this

Agreement so that such Acquisition Proposal ceases to be a Superior Proposal, if Parent, in its discretion, proposes to make such modifications; (D) after taking into account any counter-offer or proposal Parent shall have made, if any, within the Superior Proposal Notice Period, the Company Board again makes the determination set forth in clause (A) of this Section 6.2(c) (it being understood that (1) any material revision to the terms of a Superior Proposal, including any revision in price, shall require a new notice pursuant to clause (B) above; (2) the Superior Proposal Notice Period shall be extended, if applicable, to the extent necessary to ensure that no less than two Business Days remain in the Superior Proposal Notice Period subsequent to the time that the Company notifies Parent of any such material revision; and (3) there may be multiple extensions of the Superior Proposal Notice Period in respect of succeeding material revisions to the terms of any Superior Proposal); and (E) in the event of the termination of this Agreement pursuant to clause (ii) of this Section 6.2(c), the Company concurrently pays all amounts due to Parent pursuant to and in accordance with Section 8.3. The Company shall ensure that any Company Board Recommendation Change (including one effected in respect of a Superior Proposal or Intervening Event) does not: (x) change or otherwise affect the approval of this Agreement by the Company Board; or (y) have the effect of causing any Takeover Law to be applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval, the Company Board may in response to an Intervening Event effect a Company Board Recommendation Change if, and only if (i) the Company Board determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Parent pursuant to clause (iii) below), that, in light of such Intervening Event, failure to effect a Company Board Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board under Israeli Law; (ii) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least four Business Days’ notice (the “Intervening Event Notice Period”) thereof (which notice shall describe in reasonable detail the Intervening Event and the reasons for such proposed Company Board Recommendation Change) and the Company shall, and shall cause its financial and legal advisors to, during the Intervening Event Notice Period, negotiate with Parent in good faith modifications to the terms and conditions of this Agreement, if Parent, in its discretion, proposes to make such modifications; and (iii) after taking into account any counter-offer or proposal Parent shall have made, if any, within the Intervening Event Notice Period, the Company Board again makes the determination set forth in clause (i) of this Section 6.2(d).

(e) Nothing in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to shareholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act, (ii) taking and disclosing to the shareholders of the Company a position contemplated by Section 329 of the ICL or (iii) making any other disclosure to its shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to be inconsistent with the fiduciary or other duties of the members of the Company Board under Israeli Law or as otherwise may be required pursuant to Applicable Law; provided, however, that (A) any statements made by the Company Board pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or other Applicable Law shall be subject to the terms and conditions of this Agreement and (B) it is acknowledged and agreed that any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a Company Board Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such communication).

(f) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not take any action to approve any transaction under, or exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the provisions of, any Takeover Law or otherwise cause such restrictions not to apply. To the extent permitted under any Takeover Law, the Company shall promptly take all steps necessary to terminate any waiver or other exemption that may have been previously granted to any such Person or any Acquisition Proposal under any such provision.

6.3 Company Shareholders’ Meeting. As soon as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, call, publicize the convening of, convene and hold a meeting of the shareholders of the Company (the “Company Shareholders’ Meeting”) for the purpose of voting upon the approval of this Agreement and the Merger in accordance with Applicable Law and its Articles of Association. Notwithstanding the foregoing, the Company may delay publicizing the convening of, convening and holding the Company Shareholders’ Meeting to the extent Parent provides its prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall solicit from shareholders of the Company proxies in favor of the approval of this Agreement and the Merger in accordance with Israeli law, and shall use its reasonable best efforts to secure the Requisite Shareholder Approval at the Company Shareholders’ Meeting. Unless this Agreement is earlier terminated pursuant to Article VIII, the Company shall establish a record date for, call, give notice of, convene and hold the Company Shareholders’ Meeting for the purpose of voting upon the approval of this Agreement and the Merger in accordance with Israeli law, whether or not the Company Board at any time subsequent to the date of this Agreement shall have effected a Company Board Recommendation Change or otherwise shall determine that this Agreement is no longer advisable or recommends that shareholders of the Company reject it. Notwithstanding anything to the contrary in this Agreement, unless this Agreement has been terminated in accordance with Article VIII, the Company’s obligation to establish a record date for, call, publicize the convening of, convene and hold the Company Shareholders’ Meeting pursuant to this Section 6.3 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal. In the event that Parent or any of its Affiliates cast any votes at the Company Shareholders’ Meeting, Parent shall disclose to the Company its interest in the Company Shares so voted.

6.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.4(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.4(a) accordingly):

(i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(ii) within three days after calling of the Company Shareholders’ Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;

(iii) following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:

A. publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers on the Merger Proposal Submission Date, and (y) in a popular newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by Applicable Law;

B. within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;

C. within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper in accordance with clause (iii)(A)(x) of this Section 6.4(a); and

D. within four business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub (or, with respect to Merger Sub, Parent), as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause (iii)(A) of this Section 6.4(a);

(iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three days following the date on which the notice referred to in clause (iii)(B) above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;

(v) not later than three days after (A) the date on which the Requisite Shareholder Approval is received, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and

(vi) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 2.2, in coordination with each other, deliver to the Companies Registrar the notice of the contemplated Merger and the proposed date of the Closing and the subsequent notice of the occurrence of the Closing, including a final affidavit signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger, in each case in accordance with Section 2.3. For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.

(b) Solely for purposes of Section 6.4(a), “business day” shall have the meaning set forth in the Merger Regulations 2000 promulgated under the ICL.

(c) Promptly following the date hereof, the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval in accordance with Section 6.4(a)(v).

6.5 Form S-4 and Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) and cause to be furnished to the SEC on Form 6-K a proxy statement to be sent or otherwise made available to the shareholders of the Company relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as soon as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form S-4 or the Proxy Statement, as applicable. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or furnishing the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the shareholders of the Company or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (A) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other; provided, however, that, in connection with and to the extent relating to any disclosure regarding a Company Board Recommendation Change (including, if applicable, any Acquisition Proposal or Superior Proposal), and subject to the Company’s compliance with the terms of Section 6.2, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in), or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Entity regarding, the Proxy Statement or any amendment or supplement thereto with respect to such disclosure. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Stock Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act or any applicable non-U.S. or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Stock Merger Consideration. Parent shall use its reasonable best efforts to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The Company, on the one hand, and Parent, on the other hand, covenant that none of the information supplied or to be supplied by Parent or the Company, as applicable, for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement will, at the date it is first filed with the SEC or mailed or otherwise made available to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by Parent or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, it being understood that no covenant is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

(c) If prior to the Effective Time, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, then Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.5(c) shall limit the obligations of any Party under Section 6.4(a).

(d) If prior to the Effective Time, any event occurs with respect to the Company or any of it is Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, then the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.5(d) shall limit the obligations of any Party under Section  6.4(a).

6.6 Israeli Securities Authority Approval; Israeli Prospectus.

(a) As soon as reasonably practicable after the execution of this Agreement, Parent shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority an application for, and shall use its reasonable best efforts to obtain, an exemption and no-action letter from the Israeli Securities Authority from the requirements of the Securities Law concerning the publication of a prospectus in respect of (i) the Stock Merger Consideration to be issued to shareholders of the Company or applicable holders of Company Compensatory Awards in connection with the transaction hereunder and (ii) the Assumed RSUs, Assumed RSAs and Assumed Options to be issued to the applicable holders of Company Compensatory Awards (together, the “ISA Offering No-Action”).

(b) Notwithstanding the foregoing Section 6.6(a), in the event that Parent does not obtain the ISA Offering No-Action by May 15, 2018, as soon as reasonably practicable following such date Parent shall prepare and shall use its reasonable best efforts to receive a permit from the Israeli Securities Authority to publish, and shall publish, pursuant to and in accordance with the Securities Law, a prospectus with respect to the offer of the Stock Merger Consideration in Israel in connection with the transactions contemplated hereby and with respect to the offer of the Assumed RSUs, Assumed RSAs and Assumed Options to be issued to the holders of any Company Compensatory Awards in Israel (collectively, the “Israeli Prospectus”). Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, publication and, if applicable, distribution of the Israeli Prospectus, and the Israeli Prospectus shall include all information reasonably requested by such other Party to be included therein.

(c) The Company shall cooperate with Parent in connection with (i) the preparation and filing of the application for the ISA Offering No-Action, (ii) if applicable, the preparation and publication of the Israeli Prospectus and (iii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA Offering No-Action or to receive a permit to publish and to publish the Israeli Prospectus, as applicable, and Parent shall cooperate and consult with the Company in connection with its preparation of any of the foregoing. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the ISA or any request from the ISA with respect to amendments or supplements to (x) the request for the ISA Offering No Action, or (y) the Israeli Prospectus and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA with respect to the request for the ISA Offering No Action or the Israeli Prospectus. Notwithstanding the foregoing, prior to final approval of the ISA Offering No Action or publication of the Israeli Prospectus, Parent shall (A) provide the Company with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), which shall not be unreasonably withheld, conditioned or delayed, and (B) reasonably consider all comments reasonably proposed by the Company. Parent shall advise the Company promptly after receipt of the ISA Offering No Action or the notice of the final publication of the Israeli Prospectus.

6.7 Reasonable Best Efforts to Complete.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including the Merger) and the transactions described in the press release referred to in Section 6.13, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled; (ii) obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which the Company, the Parent or any of their Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger) so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby (including the Merger); (iii) obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, as may be required under any applicable Antitrust Laws or otherwise, including the expiration or termination of any applicable waiting periods and making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); and (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Without limiting the generality of Section 6.7(a), as soon as may be reasonably practicable following the execution and delivery of this Agreement, (x) each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Merger) as required by the HSR Act, as well as the applicable pre-merger notification filings, forms and submissions with each of the non-U.S. Governmental Entities set forth on Section 6.7(b) of the Company Disclosure Letter and (y) the Company shall submit to the OCS the OCS Notice and Parent shall submit to the OCS the Parent OCS Undertaking. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings; (ii) supply the other with any information that may be required in order to effectuate such filings; (iii) supply any additional information (at such time as is reasonably determined by Parent, in consultation with the Company) that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction; and (iv) share equally all fees and expenses (other than attorneys’ fees) incurred in connection with filings made in connection with this Section 6.7(b). Each Party shall (A) promptly inform the other Party or Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement (including the Merger), (B) to the extent practicable, give the other Party reasonable advance notice of all substantive oral communications with any Governmental Entity regarding the Merger or any other transaction contemplated by this Agreement, and (C) with respect to any substantive oral communication, give the other Party a reasonable opportunity to participate in such discussions, and, to the extent a Party does not participate in such discussions, the Party having such discussions shall promptly provide the non-participating Party with a summary of such discussions. If any Party or any of its Affiliates receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement (including the Merger), then such Party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable (or as otherwise agreed) and after consultation with the other Party, an appropriate response in compliance with such request.

(c) Without limiting the generality of Section 6.7(a), in the event that any Takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Merger).

(d) Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) none of the Company, Parent or Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither Parent nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any of its Subsidiaries, or (B) the imposition of any license or condition or the commitment to take any action (or to refrain from taking any action) that limits in any manner its freedom of action with respect to, or its ability to operate, any of the assets or businesses of Parent or the

Company or any of their respective Subsidiaries, except, in the case of clause (B), to the extent such license, condition or commitment does not materially (with materiality determined relative to the size of the business and operations of the Company and its Subsidiaries, and not relative to those of Parent and its Subsidiaries) impact in an adverse manner (x) Parent’s and its Subsidiaries’ (including the Surviving Company’s) business or operations, taken as a whole, or (y) the benefits to be derived by Parent and its Subsidiaries from the transactions contemplated hereby, including the Merger (any of (A) or (B), subject to the foregoing exception with respect thereto, an “Antitrust Restraint”).

(e) The Company (x) will not, in connection with obtaining regulatory approval of the transactions contemplated by this Agreement, take or agree to take any action identified in clauses (i) or (ii) of the immediately preceding sentence without the prior written consent of Parent and (y) if so requested by Parent, will use reasonable best efforts to effect any license, divestiture, disposition or holding separate of any of the Company’s assets or businesses necessary to obtain clearances or approvals required for the Closing under the Antitrust Laws, provided that any such action shall be conditioned on the consummation of the Merger and no such action shall be effective prior to the Closing.

(f) Neither Parent nor the Company shall, nor shall it permit any of its Subsidiaries or Affiliates to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to such acquisition or the consummation of such acquisition would reasonably be expected to result in (i) the failure to obtain or materially impair or delay the obtaining of the expiration or termination of the waiting period in respect of the Merger and the other transactions contemplated by this Agreement under any Applicable Law, (ii) the entry, the commencement of litigation seeking the entry, or failure to effect the dissolution, in each case, of any injunction, temporary restraining order or other order that would prevent or materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement or (iii) failure to obtain, or materially impair or delay the obtaining of, all waivers, authorizations, consents, orders and approvals of Governmental Entities necessary for the consummation of the Merger and the other transactions contemplated by this Agreement.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, to the extent permitted by Applicable Law, the Company shall afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to all of the Company’s properties (not including the right to conduct an environmental site assessment and audit, including any right to conduct environmental sampling or testing, of the properties), offices, books and records, Contracts, Permits, documents and personnel of the Company to enable Parent to obtain all information as may be reasonably requested by Parent concerning the business, including the status of product development efforts, properties, results of operations and personnel of the Company. No information or knowledge obtained by Parent in any investigation conducted pursuant to this Section 6.8 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the Parties hereunder. The terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.8. Notwithstanding the foregoing, the Company shall not be required by this Section 6.8 to provide to Parent or its Representatives with access to or to disclose (i) information that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement (provided, however, that the Company shall use its reasonable best efforts to make appropriate redactions to any information subject to such a confidentiality agreement to disclose the maximum extent of such information that does not result in a violation of such obligation of confidentiality), (ii) information the disclosure of which would violate any Applicable Law (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Applicable Law) or (iii) information that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that in such event, the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Parent will use its reasonable best efforts to minimize any disruption to the business of the Company that may result from the requests for access, data and information hereunder.

6.9 Notification.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. No such notification shall affect or be deemed to modify any representation or warranty of the Company or of Parent or Merger Sub set forth herein or the conditions to the obligations of the Company or of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the Parties hereunder. The terms and conditions of the Confidentiality Agreement shall apply to any information provided by one Party to the other Parties pursuant to this Section 6.9(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Person or any of its Subsidiaries from any Third Party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Third Party is or may be required in connection with the transactions contemplated by this Agreement (including the Merger). No such notification shall affect or be deemed to modify any representation or warranty of the Company or of Parent and Merger Sub set forth herein or the conditions to the obligations of the Company or of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the Parties hereunder.

6.10 Certain Litigation. The Company shall promptly advise Parent, and Parent shall promptly advise the Company, orally or in writing, of any Legal Proceeding commenced after the date of this Agreement against such Party or any of its directors by any stockholder of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the transactions contemplated hereby (including the Merger) and shall keep the other Party reasonably informed regarding any such Legal Proceeding. Each Party shall give the other Party the opportunity to consult with respect to the defense or settlement of any such stockholder litigation and shall consider the other Party’s views with respect to such stockholder litigation and the Company shall not settle any such stockholder litigation without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, except that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its Affiliates (including the Surviving Company).

6.11 Financing Cooperation.

(a) Parent shall, and shall use its reasonable best efforts to cause its Representatives to, keep the Company informed as promptly as practicable in reasonable detail of the status of its efforts to arrange any debt financing related to the Merger and the transactions contemplated by this Agreement (which for purposes of this Section 6.11 shall be deemed to include all the transactions described in the press release referred to in Section 6.13) (the “Debt Financing”). Without limiting the generality of the foregoing, Parent shall furnish the Company with copies of any documents and drafts related to the Debt Financing as promptly as practicable following receipt from any Financing Sources.

(b) Without limiting the generality of Section 6.11(a), in the event that, in connection with the Closing or the transactions described in the press release referred to in Section 6.13, Parent reasonably believes it will incur any Debt Financing, on not less than 10 Business Days’ prior written notice of the initial request therefor, the Company agrees to, and to cause its Subsidiaries to, use commercially reasonable efforts to:

(i) cause the management of the Company, in each case, with appropriate seniority and expertise, to participate, upon reasonable advance notice, in a reasonable number of meetings, presentations, roadshows, drafting sessions, sessions with rating agencies, conference calls with prospective lenders of and investors in the Debt Financing, and due diligence sessions at times and in locations reasonably acceptable to the Company;

(ii) subject to the confidentiality undertakings set forth in the Confidentiality Agreement, provide reasonable and customary assistance with the preparation of materials relating to the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement for rating agency presentations and marketing materials with respect to the Debt Financing, and provide reasonable cooperation with the due diligence efforts of the Financing Sources with respect to the Company and its Subsidiaries;

(iii) provide, at least three Business Days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or any of its Subsidiaries, in each case as reasonably requested by Parent at least 10 Business Days prior to the Closing Date;

(iv) furnish to Parent (A) the Financing Deliverables, as promptly as practicable following Parent’s request therefor, and (B) the Financing Information;

(v) cause its independent auditors to provide reasonable and customary cooperation in connection with the Debt Financing, including by providing the Specified Auditor Assistance and signing customary management representation letters to such auditors so that such Specified Auditor Assistance can be provided;

(vi) upon reasonable request, identify any material non-public information relating to the Company and its Subsidiaries or their securities contained in the marketing materials with respect to the Debt Financing; provided that public disclosure of such information may only be made with the Company’s prior written consent;

(vii) assist Parent with Parent’s preparation of pro forma financial statements and projections solely by providing the Financing Information to be used in preparing such pro formas that are required in connection with any Debt Financing or that would customarily be included in the marketing materials with respect to the Debt Financing (provided that none of the Company, its Subsidiaries or their respective Representatives shall be responsible for the preparation of such pro forma financial statements (or any related pro forma adjustments) or such projections);

(viii) furnish to Parent customary fact back-up reasonably requested by Parent for information relating to the Company and its Subsidiaries to be included in the securities offering documents with respect to the Debt Financing;

(ix) furnish to Parent other documents of the Company and its Subsidiaries reasonably requested by Parent in connection with any Debt Financing that includes an offering of securities in order to allow such Financing Sources to establish a “due-diligence” defense;

(x) ensuring that the Debt Financing benefits from the existing lending relationships of the Company and its Subsidiaries;

(xi) assist Parent in connection with the preparation and, upon the effectiveness of the Closing, registration of any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent (including the Specified Auditor Assistance), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing within thirty days after Closing; and

(xii) deliver customary authorization letters that authorize the distribution of the confidential information memorandum to prospective lenders, which letters shall contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities;

provided, however, that no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument executed and delivered pursuant to this Section 6.11 (other than authorization letters, management representation letters or other documents delivered to the Company’s independent registered accounting firm in connection with the Specified Auditor Assistance, in each case, referred to above) shall be effective prior to the Closing.

(c) The Company hereby consents to the use of its and each of its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably expected to, harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries and their respective marks, products, services, offerings or Intellectual Property Rights. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorney’s fees) incurred by the Company and any of its Subsidiaries and their respective Representatives in connection with providing the assistance contemplated by this Section 6.11. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs, expenses (including attorney’s fees), awards, judgments, penalties and other Liabilities suffered or incurred by any of them in connection with the Debt Financing and any information used in connection therewith (other than any information provided in writing by the Company or any of its Subsidiaries expressly for use in connection therewith) or in connection with providing the assistance contemplated by this Section 6.11, except to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries.

(d) Notwithstanding anything to the contrary contained in this Section 6.11, (i) none of the Company or any of its Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action or provide any assistance that would (A) unreasonably interfere with the business or operations of the Company or any of its Subsidiaries, (B) proximately cause any representation or warranty or covenant of the Company in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries or their respective Affiliates to pay (or agree to pay) any fees, or reimburse any expenses prior to the Closing for which it is not promptly reimbursed, or otherwise incur any other obligations (other than any obligations under customary authorization letters, management representation letters or other documents delivered to the Company’s independent registered accounting firm in connection with the Specified Auditor Assistance) or give any indemnities prior to the Closing that are not contingent on the Closing, (D) cause any director, officer, employee or shareholder of the Company or any of its Subsidiaries to incur any personal Liability, (E) conflict with the organizational documents of the Company or any of its Subsidiaries or any Applicable Laws, (F) result in the breach of, or default under, any Material Contract or (G) require the Company or any of its Subsidiaries to prepare separate financial statements for the Company or any of its Subsidiaries or change any fiscal period or prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice; and (ii) none of the Company or any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing; provided, however that this clause (ii) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date (after giving effect to the Closing) by any Person that will remain or will become an officer or director of the Surviving Company as of the Effective Time. Nothing in this Section 6.11 shall require the Company or any of its Subsidiaries or their respective Representatives to disclose any information to Parent, Parent’s Representatives or the Financing Sources if such disclosure would (x) violate any Applicable Law or Contract or (y) jeopardize the attorney-client privilege, work product doctrine or other legal privilege held by the Company or any of its Subsidiaries. If the Company or any of its Subsidiaries does not provide or cause its Representatives to provide such access or such information in reliance on the immediately preceding sentence, then the Company shall (1) promptly (and in any event within two Business Days) provide a written notice to Parent stating that it is withholding such access or such information and stating the justification therefor and (2) use commercially reasonable efforts to provide the applicable access or information in a way that would not violate such Applicable Law or Contract or jeopardize such privilege.

(e) Parent acknowledges and agrees that, other than reasonable out-of-pocket costs and expenses subject to reimbursement pursuant to Section 6.11(c), none of the Company or any of its Subsidiaries or any of their respective Representatives shall have any responsibility for, or incur any Liability to, any Person under any Debt Financing that Parent may obtain in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.11.

(f) Notwithstanding any other provision set forth herein or anything to the contrary contained in the Confidentiality Agreement, Parent or any of its Affiliates may disclose Evaluation Information (as defined in the Confidentiality Agreement) of the Company and its Subsidiaries to the Financing Sources (in each case, without any obligation on the part of the Financing Sources to comply with the terms of the Confidentiality Agreement) so long as the Financing Sources are subject to confidentiality undertakings under a binding written confidentiality commitment to Parent that are at least as restrictive as those applicable to the Parent with respect to the Company (except that such confidentiality agreement need not contain any explicit or implicit standstill provision)).

(g) Notwithstanding anything to the contrary contained herein, but without limiting the obligations of the Company hereunder, including this Section 6.11, Parent and Merger Sub acknowledge that their obligations to consummate the Merger and the other transaction contemplated by this Agreement are not subject to a condition regarding Parent’s or Merger Sub’s or any of their respective Affiliates’ obtaining funds therefor, whether pursuant to the Debt Financing or otherwise.

(h) Certain Definitions.

“Financing Deliverables” means the documentation and other information reasonably requested by the Financing Sources with respect to applicable “know-your-customer” rules and regulations, including the USA Patriot Act of 2001.

“Financing Information” means (i) audited consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 60 days prior to the Closing Date; and (ii) unaudited interim consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter ended at least 60 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year).

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, partners, trustees, stockholders, controlling persons, agents and representatives and their respective successors and assigns.

“Specified Auditor Assistance” means (i) providing customary “comfort letters” (including customary “negative assurances”) and reasonable and customary assistance with the due diligence activities of the Financing Sources, (ii) providing access to work papers of the Company and its Subsidiaries and other supporting documents as may be reasonably requested by Parent or the Financing Sources and (iii) providing customary consents or authorization letters to the inclusion of the Company’s auditor reports to the extent required for any marketing materials relating to the Debt Financing, in each case in connection with Debt Financing.

6.12 Confidentiality. Parent, Merger Sub and the Company acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated December 14, 2017 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms, except that each of the Parties agree to and hereby do amend the Confidentiality Agreement to delete paragraph 19 thereof and replace it with Section 9.9, and Section 9.10, and Section  9.11 hereof, mutatis mutandis.

6.13 Public Disclosure. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law or any listing agreement with a national securities exchange, in which event such Party shall use reasonable best efforts to consult with and to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance; provided, however, that neither Party shall be required by this Section 6.13 to provide any such review or comment to the other Party in connection with the Company’s receipt and existence of an Acquisition Proposal, Superior Proposal or in the event of a Company Board Recommendation Change and matters related thereto. Notwithstanding the foregoing provisions of this Section 6.13, (i) Parent and the Company may make press releases or public announcements concerning this Agreement or the transactions contemplated hereby that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 6.13, and (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Company and Parent and do not reveal material, non-public information regarding the other Parties, this Agreement, the Merger or the other transactions contemplated by this Agreement.

6.14 Company Compensatory Awards.

(a) Company Restricted Share Units. At the Effective Time, each award of Company Restricted Share Units (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed RSU”) and Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect such assumption. The number of shares of Parent Common Stock subject to each Assumed RSU shall be equal to the product of (i) the number of Company Shares underlying such unvested Company Restricted Share Unit award as of immediately prior to the Effective Time (assuming, in the case of an Assumed RSU that is subject to performance-based vesting conditions, that applicable performance goals have been attained at maximum levels) multiplied by (ii) the Exchange Ratio (with the resulting number, rounded to the nearest whole share). Except as otherwise agreed to by Parent and a holder of such Assumed RSUs or as otherwise provided in Section 6.14(a) of the Company Disclosure Letter, such Assumed RSUs will be subject to substantially the same terms and conditions as applied to the related award of Company Restricted Share Units immediately prior to the Effective Time, including the same service-based vesting schedule (but not the same or any other performance-based vesting conditions) applicable thereto, and the same right to receive any accrued but unpaid dividends in respect thereof (including any such dividends that are accrued but unpaid as of the Effective Time). Any Company Restricted Share Unit (or portion thereof) that is not an Assumed RSU (each, a “Cancelled RSU”) shall, by virtue of the Merger, be cancelled and terminated and converted into the right to receive, without interest, with respect to each Company Share underlying such Cancelled RSU (assuming, in the case of a Cancelled RSU that is subject to performance-based vesting conditions, that applicable performance goals have been attained at maximum levels), the Merger Consideration and any accrued but unpaid dividends with respect to such Cancelled RSU (together, the “Cancelled RSU Amount”). Except as otherwise required under Section 409A, the holder of each Cancelled RSU that is not a Company 102 Restricted Share Unit shall, with respect to each Company Share underlying such Cancelled RSU, receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s first full payroll after the Effective Time) from the Surviving Company, an amount equal to the Cancelled RSU Amount. The payment of the Cancelled RSU Amount to the holder of a Cancelled RSU shall be reduced by any applicable tax withholding required under the Code or any Applicable Law. The applicable taxes required to be withheld from the Cancelled RSU Amount payable to the holder of a Cancelled RSU shall reduce first the Cash Merger Consideration portion of such Merger Consideration and any accrued but unpaid dividends payable in respect of the Cancelled RSU as of the Effective Time, with any remaining amount reducing the Stock Merger Consideration portion of such Merger Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price. The holder of each Cancelled RSU that is a Company 102 Restricted Share Unit or that is otherwise held by the 102 Trustee shall receive the Cancelled RSU Amount through the 102 Trustee in accordance with Section 2.8.

(b) Company Restricted Shares. At the Effective Time, each award of Company Restricted Shares (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed RSA”) and Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect such assumption. The number of shares of Parent Common Stock subject to each Assumed RSA shall be equal to the product of (i) the number of unvested Company Restricted Shares underlying such RSA as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (with the resulting number, rounded to the nearest whole share). Except as otherwise agreed to by Parent and a holder of such Assumed RSAs or as otherwise provided in Section 6.14(b) of the Company Disclosure Letter, such Assumed RSAs will be subject to substantially the same terms and conditions as applied to the related award of Company Restricted Shares immediately prior to the Effective Time, including the same vesting schedule applicable thereto, and the same right to receive any accrued but unpaid dividends in respect thereof (including any such dividends that are accrued but unpaid as of the Effective Time). Any award of Company Restricted Shares that is not an Assumed RSA shall, with respect to each such Company Restricted Share, be treated as a Company Share that shall be cancelled and extinguished and automatically converted into the right to receive the Merger Consideration and any accrued but unpaid dividends in respect of such Company Restricted Share as of the Effective Time (together, the “Company Restricted Share Amount”). The holder of each such Company Restricted Share shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no event later than the Company’s first full payroll after the Effective Time) from the Surviving Company, an amount equal to the Company Restricted Share Amount. The payment of the Company Restricted Share Amount to the holder of a Company Share shall be reduced by any applicable tax withholding required under the Code or any Applicable Law. The applicable taxes required to be withheld from the Company Restricted Share Amount payable to the holder of such Company Restricted Share shall reduce first the Cash Merger Consideration portion of such Company Restricted Share Amount and any accrued but unpaid dividends payable in respect of such Company Restricted Share as of the Effective Time, with any remaining amount reducing the Stock Merger Consideration portion of such Company Restricted Share Amount, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price. The holder of each Company 102 Restricted Share or Company Restricted Share that is otherwise held by the 102 Trustee that is not an Assumed RSA shall receive the Company Restricted Share Amount through the 102 Trustee in accordance with Section 2.8.

(c) Company Options.

(i) At the Effective Time, each Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled Option”) shall, by virtue of the Merger, be cancelled and terminated and converted into the right to receive the Merger Consideration in respect of each Net Share covered by such Cancelled Option; except that, in lieu of the Merger Consideration, any fractional Net Share (after aggregating all shares represented by all Cancelled Options held by such individual) shall be settled in cash based on the Cash Equivalent Consideration (such consideration being hereinafter referred to as the “Option Consideration”). The holder of each Cancelled Option shall receive at the Effective Time from the Company, or as soon as practicable thereafter (but in no even later than the Company’s first full payroll after the Effective Time) from the Surviving Company, the Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Merger Consideration, such Company Option shall, by direction of Parent (which is hereby given pursuant to this Agreement), be cancelled without any payment being made in respect thereof. The payment of Option Consideration to the holder of a Cancelled Option shall be reduced by any applicable tax withholding required under the Code or any Applicable Law. The applicable taxes required to be withheld from the Option Consideration shall reduce first the Cash Merger Consideration portion of the Option Consideration with any remaining amount reducing the Stock Merger Consideration portion of the Option Consideration, with the value of the stock portion for purposes of such deduction determined based on the Parent Average Closing Price. The holder of each Cancelled Option that is a Company 102 Option or that is otherwise held by the 102 Trustee shall receive the Option Consideration through the 102 Trustee in accordance with Section 2.8.

(ii) At the Effective Time, each Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) shall be assumed by Parent (each, an “Assumed Option”) and Parent and the Company shall take such acts and adopt such corporate resolutions as may be required to effect such assumption. Except as otherwise provided in this Section 6.14(c)(ii) or in Section 6.14(c)(ii) of the Company Disclosure Letter, each such Assumed Option shall be subject to substantially the same terms and conditions as applied to the related Company Option immediately prior to the Effective Time, including the same service-based vesting schedule (but not the same or any other performance-based vesting conditions) applicable thereto, except that (A) the number of shares of Parent Common Stock subject to each Assumed Option shall be equal to the product of (x) the number of Company Shares underlying such unvested Assumed Option as of immediately prior to the Effective Time (assuming, in the case of an Assumed Option that is subject to performance-based vesting conditions, that applicable performance goals have been attained at maximum levels) multiplied by (y) the Exchange Ratio (with the resulting number rounded down to the nearest whole share); and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Each Assumed Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Assumed Option qualified as an incentive stock option prior to the Effective Time, and, further, that the assumption of Assumed Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 6.14(c) will be construed consistent with this intent.

(d) Termination of Non-U.S. Company Compensatory Awards. Notwithstanding the provisions above, Parent may, prior to the Effective Time, determine reasonably and in good faith, subject to the consent of the Company, which shall not be unreasonably withheld that any Company Compensatory Award that is subject to the Applicable Laws of a non-U.S. or non-Israeli jurisdiction may be treated in a manner other than prescribed by Section 6.14(a) through Section 6.14(c), as applicable, to the extent that (i) Parent and the Company reasonably and in good faith determine that (A) the manner in which such Company Compensatory Award would otherwise be treated pursuant to Section 6.14(a) through 6.14(c), as applicable, would result in a violation of Applicable Laws or a materially adverse tax consequence to the individual holding such Company Compensatory Award in the applicable non-U.S. jurisdiction and (B) such different treatment is necessary to comply with such Applicable Laws; and (ii) such different treatment is, to the maximum extent practicable, consistent with Section 6.14(a) through 6.14(c), as applicable. Parent and the Company shall agree at least ten (10) days prior to the Effective Time to the treatment of any Company Compensatory Award that will be treated in a manner other than prescribed by Section 6.14(a) through 6.14(c), as applicable.

(e) Necessary Actions; Form S-8. The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 6.14 under all Company Plans and Company Compensatory Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. Promptly after the Effective Time (but in no event later than thirty (30) Business Days following the Effective Time), if available for use by Parent, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) relating to the shares of Parent Common Stock issuable with respect to, or underlying, Assumed RSUs, Assumed RSAs and Assumed Options under this Section 6.14.

6.15 Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions in connection with the transactions contemplated by this Agreement of shares of Parent Common Stock by each individual who is or shall become a director or officer of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, or the assumption by Parent of Assumed RSUs, Assumed RSAs or Assumed Options held by such individuals, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Operations in Israel; Employee Matters.

(a) Parent currently intends, with respect to the Surviving Company, (i) to continue Parent’s existing policies of investment and expansion in the State of Israel and (ii) in furtherance of the foregoing, has no present intention to, after the Closing, move the headquarters of the Surviving Company, or the operations of the Surviving Company conducted at such headquarters, outside the State of Israel.

(b) Following the Effective Time and until the first anniversary thereof (the “Benefits Continuation Period”), Parent shall provide, or shall cause the Surviving Company to provide, to each Continuing Employee (i) annual base compensation, short-term incentive opportunities and long-term incentive opportunities that are no less favorable, in each case, than the annual base compensation, short-term incentive opportunities and long-term incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time and (iii) employee benefits that are no less favorable in the aggregate than the employee benefits provided to such Continuing Employee immediately prior to the Effective Time.

(c) Without limiting the generality of Section 6.16(a), from and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to comply with all obligations under the Employee Plans, including all of the Company’s employment, severance, retention and termination plans, programs, policies and arrangements, in each case, in accordance with their terms as in effect immediately prior to the Effective Time.

(d) With respect to all plans maintained by Parent, the Surviving Company or their respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Company or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e) Without limiting the generality of Section 6.16(a), Parent shall cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Employee Plan immediately prior to the Effective Time. Parent shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(f) For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Employee Plan, for purposes of any Employee Plan containing a definition of “change in control” or “change of control,” the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional taxes” under Section 409A).

(g) The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent, any and all 401(k) plans maintained by the Company or any of its Subsidiaries, unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the review and approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed).

(h) Nothing contained in this Agreement shall be construed as requiring Parent, the Company or any of their Affiliates to continue any specific benefit plan or program, or to continue the employment of any specific person. No provision of this Agreement shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Parent, the Company or their respective Affiliates. Section 6.14 and Section 6.16 are intended to be for the sole benefit of the Parties to this Agreement, and nothing in Section 6.14 and Section 6.16 or elsewhere in this Agreement shall be deemed to confer upon any other Person any rights or remedies hereunder or make any employee or other service provider of the Parties or their respective Subsidiaries or any other Person a third party beneficiary of this Agreement. No provision of this Agreement shall operate as an amendment to any Employee Plan. Further, Parent, the Company and their respective Affiliates retain the right to amend or terminate their benefit plans at any time and from time to time (in each case, in accordance with the terms of the applicable benefit plan).

6.17 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor and fulfill in all respects the obligations of the Company and its Subsidiaries under their respective articles of association (and other similar organizational documents) and all indemnification and exculpation agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers (the “Indemnified Parties”) in effect as of the date of this Agreement or which may be entered into subsequent to the date of this Agreement as permitted by Section 5.2(g). From and after the Effective Time, in the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all of or substantially all of its properties and other assets to any Person, (iii) transfers any material portion of its assets in a single transaction or in a series of transactions or (iv) Parent takes any action to materially impair the financial ability of the Surviving Company and its applicable Subsidiaries to satisfy the obligations referred to in this Section 6.17, then, and in each such case, Parent shall either (A) guarantee, expressly assume, or shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall expressly assume, the obligations set forth in this Section 6.17; or (B) take any other action to ensure that the ability of the Surviving Company to satisfy such obligations will not be diminished in any material respect. For seven years after the Effective Time, Parent shall (and shall cause the Surviving Company and its Subsidiaries to) cause the articles of association, certificate of incorporation or bylaws (or any other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses and exculpation provisions contained in the articles of association of the Company immediately prior to the date of this Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by Applicable Law.

(b) For a period of seven years after the Effective Time, Parent and the Surviving Company shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement, any ancillary documents, the Merger and the other transactions contemplated hereby and thereby and the consummation thereof), covering each person covered by the D&O Insurance immediately prior to the Effective Time (the “Insured Parties”), on terms with respect to the coverage and amounts no less favorable, than those of the D&O Insurance in effect on the date of this Agreement. Notwithstanding the foregoing, the Surviving Company may, at its option, substitute therefor policies of Parent, the Surviving Company or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable, to such persons than the D&O Insurance. In satisfying its obligations under this Section 6.17(b), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of 250% of the annual amount payable by the Company for the D&O Insurance (such amount, the “Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.17(b) of the Company Disclosure Letter), it being understood that if the annual premiums of the D&O Insurance exceed 250% of the Annual Premium, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding 250% of the Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a seven-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable than the D&O Insurance and for an amount not to exceed 300% of the Annual Premium. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, than the D&O Insurance. In the event that either the Company or Parent shall purchase such a Tail Policy prior to the Effective Time, Parent and the Surviving Company shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.17(b), for so long as such Tail Policy shall be maintained in full force and effect.

(c) The obligations set forth in this Section 6.17 shall survive consummation of the Merger. Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.17, with full rights of enforcement as if a party thereto.

(d) In the event that any actual or threatened claim, action, suit, proceeding or investigation (“Claim”) is brought or asserted against any Indemnified Party or Insured Party with respect to matters existing or occurring prior to the Effective Time in their capacities as such (including acts or omissions occurring in connection with the approval of this Agreement, any ancillary documents, the Merger and the other transactions contemplated hereby and thereby and the consummation thereof), then the Surviving Company shall afford, and shall cause each of its applicable Subsidiaries to afford, the Indemnified Party and Insured Party and its counsel and other representatives, reasonable access, during normal business hours, upon reasonable notice, to information and documents relating to such Claim and the defense thereof, subject to such Indemnified Party or Insured Party signing a confidentiality undertaking in form and substance reasonably satisfactory to Parent with respect to confidential information and documents being so disclosed. The Surviving Company shall, and shall cause each of its applicable Subsidiaries to, reasonably cooperate with the Indemnified Party and the Insured Party in connection with the defense of such Claim, provided that, for the avoidance of doubt, in the event the Claim involves matters where the Indemnified Party or the Insured Party is adverse to the Parent or the Surviving Company or the applicable Subsidiary thereof, such cooperation shall not include the provision of any privileged communications or other such information.

6.18 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

6.19 Tax Rulings.

(a) As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation and exchange of the Company 102 Compensatory Awards in accordance with Section 6.14 and conversion of the Company 102 Shares in accordance Section 2.7(a) and Section 2.8 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective consideration to be received in respect of such Company 102 Compensatory Awards and Company 102 Shares in accordance with this Agreement is deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) and (ii) all Assumed RSUs, Assumed RSAs and Assumed Options that were Company 102 Options, Company 102 Restricted Shares or Company 102 Restricted Share Units prior to the Effective Time shall continue, after the Effective Time, to benefit from the provisions of Section 102 of the Ordinance and to qualify thereunder as grants made through a trustee pursuant to the capital gains tax route (the “Option Tax Ruling”). The Company shall include in the request for the Option Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Fund Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Compensatory Awards or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Fund Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Compensatory Awards or Company 102 Shares to the Exchange Fund Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b) As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than holders of Company Shares subject to Section 102 of the Ordinance) (A) exempting Parent, the Exchange Fund Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists; or (B) instructing Parent, the Exchange Fund Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c) 104H Tax Ruling. As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (or an interim ruling) permitting holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (the “Electing Holder”), to defer any applicable Israeli tax with respect to the Stock Merger Consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such stock portion of the consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Tax Ordinance (the “104H Tax Ruling”).

(d) Without limiting the generality of Section 6.6(a), each of the Company and Parent shall use their reasonable best efforts, and shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling), the Withholding Tax Ruling and the 104H Tax Ruling and in obtaining such rulings. Parent shall be given the opportunity to review the final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling and the Company shall consider in good faith all comments reasonably proposed by Parent or its counsel.

6.20 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under Applicable Law) by mutual written agreement of Parent and the Company prior to the Closing of each of the following conditions:

(a) Requisite Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b) Antitrust and Other Governmental Approvals. All (i) applicable waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement (including the Merger) under the HSR Act shall have expired or been terminated and (ii) any affirmative exemption or approval of a Governmental Entity required under any Antitrust Law set forth on Section 6.7(b) of the Company Disclosure Letter as of the date hereof shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired (collectively, the “Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Applicable Law that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction; or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

(d) Listing. The shares of Parent Common Stock issuable as Stock Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e) Israeli Statutory Waiting Periods. Fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the approval of the Merger by the Company Shareholders and the sole shareholder of Merger Sub.

(f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(g) ISA Offering No-Action. Parent shall have obtained the ISA Offering No-Action or shall have published the Israeli Prospectus, as applicable, in accordance with the Securities Law.

(h) Israeli Approvals. The Company shall have submitted the OCS Notice and Parent shall have submitted the Parent OCS Undertaking.

(i) Investment Center Approval. The Investment Center Approval have been obtained by the Company.

7.2 Additional Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by Parent and Merger Sub:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in this Agreement (other than the Capitalization Representation and the Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) each of the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(c), Section 3.26, Section 3.27 and Section 3.28 (collectively, the “Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; and (iii) the representations and warranties set forth in Section 3.4(a), Section 3.4(d) and Section 3.4(e) (the “Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date hereof and not prohibited, permitted or otherwise consented to by Parent pursuant to this Agreement; except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date). For purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and agreed that (1) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (2) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 3.9(b)); (B) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded and (C) any Effect of any of the matters disclosed in Section 1.1 of the Company Disclosure Letter shall be disregarded for purposes of determining the accuracy of any representation and warranty.

(b) Covenants and Agreements. The Company shall have complied with or performed in all material respects each of its covenants or obligations under this Agreement required to be complied with or performed at or prior to the Closing Date.

(c) Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred following the execution and delivery of this Agreement.

(d) Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company certifying as to the satisfaction of the matters set forth in Section 7.2(a) and Section 7.2(b).

(e) Legal Proceedings. There shall not be pending any Legal Proceeding by a Governmental Entity (i) seeking to enjoin, restrain or prohibit the consummation of the Merger pursuant to any applicable Antitrust Laws, or (ii) seeking to impose any Antitrust Restraint.

7.3 Additional Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver (where permissible under Applicable Law) prior to the Closing of each of the following conditions, any of which may be waived (in writing) exclusively by the Company:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the Parent Capitalization Representation and the Parent Specified Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; (ii) each of the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.6(c) and Section 4.20 (collectively, the “Parent Specified Representations”) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date; and (iii) the representations and warranties set forth in Section 4.6(a) and Section 4.6(d) (the “Parent Capitalization Representation”) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct in any immaterial amount or as a result of any action following the date hereof and not prohibited, permitted or otherwise consented to by the Company pursuant to this Agreement; except in the case of each of the foregoing clauses (i)-(iii) inclusive, for those representations and warranties which address matters only as of a particular date (the accuracy of which shall be determined as of such particular date). For purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.3(a), (A) all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and agreed that (1) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties and (2) such qualifications shall not be disregarded pursuant to the terms of this proviso in the representation and warranty set forth in Section 4.5(b)); and (B) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded.

(b) Covenants and Agreements. Each of Parent and Merger Sub shall have performed in all material respects each of their respective obligations under this Agreement required to be performed at or prior to the Closing Date and complied in all material respects with each covenant or other agreement of Parent and Merger Sub required to be performed or complied with by it under the Agreement.

(c) Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a duly authorized officer of each of Parent and Merger Sub as to the satisfaction of the matters set forth in Section 7.3(a) and Section 7.3(b).

(d) Material Adverse Effect. No Material Adverse Effect on Parent shall have occurred following the execution and delivery of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Shareholder Approval (except as provided below), only as follows:

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, if the Company Shareholders’ Meeting shall have been held and the Requisite Shareholder Approval shall not have been obtained, it being understood that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure to obtain the Requisite Shareholder Approval;

(c) by either Parent or the Company, if any Governmental Entity of competent jurisdiction shall have (i) enacted, issued, promulgated, entered or enforced a final and nonappealable Law which has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; or (ii) issued or granted any final and nonappealable Order that has the effect of prohibiting, making illegal or otherwise preventing the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the enactment, issuance, promulgation or entry of such final and nonappealable Law or Order;

(d) by either Parent or the Company, if the Effective Time shall not have occurred on or prior to March 18, 2019 (as it may be extended pursuant to this Section 8.1(d), Section 8.1(e) or Section 8.1(f)(i), the “Termination Date”), provided, however, that if, as of March 18, 2019, any of the Regulatory Approvals shall not have been obtained but all other conditions to Closing set forth in Article VII shall have been satisfied or waived or by their terms cannot be satisfied until immediately prior to the Closing (but which conditions would be satisfied if the Closing Date were March 18, 2019), the Termination Date shall be extended to June 18, 2019; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Effective Time to have occurred on or prior to the Termination Date;

(e) by the Company, in the event of a breach of (i) any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or (ii) any of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in either case which breach would result in the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied as of the Closing Date and which breach is (A) incapable of being cured prior to the Termination Date or (B) if curable prior to the Termination Date through the exercise of commercially reasonable efforts, has not been cured within the later of (x) 45 calendar days after delivery of written notice from the Company to Parent of such breach (with the Termination Date extended to the last day of such period if applicable) and (y) three Business Days prior to the Termination Date;

(f) by Parent:

(i) in the event of a breach of (A) any covenant or agreement on the part of the Company set forth in this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement, in either case which breach would result in the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied as of the Closing Date and which breach is (x) incapable of being cured prior to the Termination Date or (y) if curable prior to the Termination Date through the exercise of commercially reasonable efforts, has not been cured within the later of (1) 45 calendar days after delivery of written notice from Parent to the Company of such breach (with the Termination Date extended to the last day of such period if applicable) and (2) three Business Days prior to the Termination Date; or

(ii) prior to the receipt of the Requisite Shareholders’ Approval in the event that a Triggering Event shall have occurred; or

(g) by the Company in order to accept a Superior Proposal in accordance with Section 6.2(c); provided that the Company pays Parent, or causes Parent to be paid, the Termination Fee Amount in accordance with Section 8.3(b).

8.2 Notice of Termination; Effect of Termination. Any termination of this Agreement pursuant to and in accordance with Section 8.1 shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties, as applicable. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without Liability of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Parties, as applicable, except (a) for the terms of Section 6.12 and Section 6.13, this Section 8.2, and Section 8.3 and Article IX, each of which shall survive the termination of this Agreement; and (b) that nothing in this Section 8.2 shall relieve any Party or Parties, as applicable, from Liability for any willful breach of, or fraud in connection with, this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the applicable Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in Section 6.7(b), Section 6.11 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger) shall be paid by the Party incurring such expenses, whether or not the Merger is consummated. Expenses incurred under the HSR Act or any comparable pre-merger notification filings, forms and submissions with any non-U.S. Governmental Entity that may be required by the Antitrust Laws of any applicable non-U.S. jurisdiction shall be shared equally by Parent and the Company.

(b) Company Payments.

(i) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f)(ii), within two Business Days after termination, the Company shall pay or cause to be paid to Parent $125,000,000 (the “Termination Fee Amount”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall pay or cause to be paid to Parent the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent substantially concurrently with but not later than one Business Day after the date of such termination.

(iii) In the event that (A) this Agreement is terminated pursuant to (1) Section 8.1(b) or (2) Section 8.1(f)(i), (B) following the execution and delivery of this Agreement and (x) prior to the date of the Company Shareholders’ Meeting (in the case of any termination referred to in clause (A)(1)), or (y) prior to the breach or inaccuracy that forms the basis for the termination of this Agreement (in the case of any termination referred to in clause (A)(2)), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or (in the case of any termination referred to in clause (A)(2) above) shall have been communicated or otherwise made known to the Company; and (C) within 12 months following the termination of this Agreement, either (x) an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or (y) the Company enters into a Contract providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) and such Acquisition Transaction is consummated (whether or not within the 12-month period), then, within one Business Day after the date any such Acquisition Transaction is consummated, the Company shall pay or cause to be paid to Parent the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(iii), all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(c) Enforcement. The Company acknowledges and agrees that the provisions of Section 8.3(b) are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to Section 8.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment in favor of such payment against the Company, the Company shall pay to Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 8.3(b), at the prime rate of Citibank N.A. in effect on the date such payment was required to be made, plus 500 basis points. Payment of the fees described in Section 8.3(b) shall not be in lieu of, or replacement or substitution for, damages incurred in the event of any breach of this Agreement. In no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee Amount on more than one occasion.

8.4 Amendment. Subject to Applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if this Agreement has been approved by shareholders of the Company in accordance with Israeli law, no amendment shall be made to this Agreement that requires the approval of such shareholders of the Company without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.

9.2 Notices. All notices and other communications pursuant to this Agreement must be in writing and will be deemed to have been duly delivered and received (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (iii) if sent by e-mail in portable document format (PDF) or similar electronic attachment (A) on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted and the sender has received confirmation of receipt by the recipient and (B) on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, and the sender has received confirmation of receipt by the recipient, on the following Business Day; or (iv) immediately upon delivery by hand or by fax (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub, to:

KLA-Tencor Corporation

1 Technology Drive

Milpitas, California 95035

Attention: Chief Legal Officer

Fax:                (408) 875-4266

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

United States of America

Attn: Bradley L. Finkelstein

Douglas K. Schnell

Email: BFinkelstein@wsgr.com

DSchnell@wsgr.com

Fax: (650) 493-6811

and

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Silver Road

Ramat Gan 5250608

Israel

Attn: Itay Frishman

Shachar Hadar

Email: itayf@meitar.com

            shacharh@meitar.com

Fax: +972 (3) 614 5888

(b) if to the Company, to:

Orbotech Ltd.

7 Sanhedrin Boulevard,

North Industrial Zone,

Yavne 8110101, Israel

Attn: Asher Levy

Alon Rozner

Email: Asher.Levy@orbotech.com

Alon.Rozner@orbotech.com

Fax: +972 (8) 943 8769

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

United States of America

Attn: LizabethAnn R. Eisen

Richard Hall

Email: LizAnn.Eisen@cravath.com

rhall@cravath.com

Fax: (212) 474-3700

and

Tulchinsky Stern Marciano Cohen Levitski & Co.

Museum Tower, 4 Berkowitz St.

Tel Aviv 6423806

Israel

Attn: David Cohen, Adv.

Email: davidc@tslaw.co.il

Fax: +972 (3) 607 5050

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or fax number through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date that is (A) specified in such notice; or (B) five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2. The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

9.4 Entire Agreement.

(a) This Agreement, the Confidentiality Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. However, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement is terminated in accordance with its terms.

(b) Except for the representations and warranties contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, and neither Parent nor Merger Sub have relied on, any such information, including any information, documents, estimates, projections, forward-looking statements, business plans, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger or the other transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article III.

(c) Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement. None of Parent, Merger Sub or any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, and the Company has not relied on, any such information, including any information, documents, estimates, projections, forward-looking statements, business plans, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Merger or the other transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article IV.

9.5 Third Party Beneficiaries. Except as set forth in or contemplated by Section 6.17, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Other Remedies. Except as otherwise provided in this Agreement, any and all remedies in this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

9.8 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of Israel, the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.9 Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws.

9.10 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by Applicable Law; (b) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (c) irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

9.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.12 Counterparts. This Agreement and any amendments hereto may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.13 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

[Signature page follows.]

The Parties are executing this Agreement on the date set forth in the introductory clause.

KLA-TENCOR CORPORATION

By:	/s/ Richard P. Wallace
Name: Richard P. Wallace
Title: President and Chief Executive Officer

TIBURON MERGER SUB TECHNOLOGIES LTD.

By:	/s/ Jonathan Ian Van Passel
Name: Jonathan Ian Van Passel
Title: Director

[Signature page to Agreement and Plan of Merger]

The Parties are executing this Agreement on the date set forth in the introductory clause.

ORBOTECH LTD.

By:	/s/ Asher Levy
Name: Asher Levy
Title: Chief Executive Officer

By:	/s/ Amichai Steimberg
Name: Amichai Steimberg
Title: President and Chief Operating Officer

[Signature page to Agreement and Plan of Merger]